Prospectus: May 1, 2000

The Allegiance Variable Annuity

Issued by

ALEXANDER HAMILTON LIFE INSURANCE COMPANY OF AMERICA

In connection with

ALEXANDER HAMILTON VARIABLE ANNUITY SEPARATE ACCOUNT

SERVICE CENTER ADDRESS: One Granite Place, Concord, NH 03301
Telephone No.: 1-800-258-3648, Ext. 5394

This Prospectus describes the Allegiance Variable Annuity (the "Contract"), an individual flexible premium deferred variable annuity offered by Alexander Hamilton Life Insurance Company of America ("we", "our" or the "Company"). The Contract is designed to help you plan for retirement or other long-term purposes. You may purchase it on either a tax qualified or non-tax qualified basis.

Because this is a flexible premium annuity contract, you may pay multiple premiums. We allocate your premium among the 19 Variable Sub-accounts of the Alexander Hamilton Variable Annuity Separate Account and the 2 Interest Rate Guarantee Periods of the Capital Developer Account in the proportions that you choose. You may also allocate your premium to the Dollar Cost Averaging Fixed Account ("DCA Fixed Account") if you participate in our dollar cost averaging program. Each Variable Sub-account invests exclusively in shares of one of the following Portfolios:

JPVF International Equity Portfolio
JPVF World Growth Stock Portfolio
JPVF Emerging Growth Portfolio
JPVF Capital Growth Portfolio
JPVF Small Company Portfolio
JPVF Growth Portfolio
JPVF S&P 500 Index Portfolio
JPVF Value Portfolio
JPVF Balanced Portfolio
JPVF High Yield Bond Portfolio
JPVF Money Market Portfolio
Fidelity VIP Growth Portfolio
Fidelity VIP Equity-Income Portfolio
Fidelity VIP II Contrafund® Portfolio
MFS Research Series
MFS Utilities Series
Oppenheimer Capital Appreciation Fund/VA
Oppenheimer Bond Fund/VA
Oppenheimer Strategic Bond Fund/VA

We may make available other allocation options in the future. Not all Variable Sub-accounts, Interest Rate Guarantee Periods or the DCA Fixed Account may be available in all states.

You may not purchase a Non-Qualified Contract if you or the Annuitant are over 90 years old. You may not purchase certain types of Qualified Contracts if you are over 80 years old.

Your Contract Value will vary up or down depending on the investment performance of the Variable Sub-accounts to which you have allocated your premium payments. We do not guarantee any minimum Contract Value for amounts allocated to the Variable Sub-accounts. Amounts which you allocate to the Capital Developer Account or the DCA Fixed Account will earn a specified interest rate. A Market Value Adjustment could increase or decrease the value of amounts withdrawn, transferred, or annuitized from the Capital Developer Account.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This Prospectus sets forth the information you should know about the Contract. You should read it before investing and keep it for future reference. We have filed a Statement of Additional Information with the Securities and Exchange Commission ("SEC"). The current Statement of Additional Information is dated May 1, 2000. The information in the Statement of Additional Information is incorporated by reference in this Prospectus. You can obtain a free copy by writing us or calling us at the address or telephone number given above. The Table of Contents of the Statement of Additional Information appears at page 43 of this Prospectus.

THIS PROSPECTUS IS VALID ONLY IF ACCOMPANIED OR PRECEDED BY CURRENT PROSPECTUSES FOR THE PORTFOLIOS LISTED ABOVE. PLEASE READ THIS PROSPECTUS AND THE PROSPECTUSES FOR THE PORTFOLIOS CAREFULLY AND RETAIN THEM FOR YOUR FUTURE REFERENCE.

Contracts and shares of the Portfolios are not deposits or obligations of or guaranteed by any bank. They are not federally insured by the FDIC or any other government agency. Investing in the contracts involves certain investment risks, including possible loss of principal invested. This Prospectus and other information about the Alexander Hamilton Variable Annuity Separate Account required to be filed with the SEC can be found in the SEC's Web Site at http://www.sec.gov or may be obtained from the SEC's Public Reference Room by calling 202-942-8090.

table of contents

This Prospectus does not constitute an offering in any jurisdiction in which such offering may not lawfully be made. No dealer, salesperson or other person is authorized to give any information or make any representations in connection with this offering other than those contained in this prospectus, and, if given or made, such other information or representations must not be relied upon.

definitions

Accumulation Period—The period, beginning on the Contract Date, during which Contract Value builds up under your Contract, and ending on the date preceding the Maturity Date.

Accumulation Unit—A unit of measure which we use to calculate Separate Account Value during the Accumulation Period.

Annuitant(s)—The natural person(s) upon whose life the Annuity Payments are based. You will be the Annuitant unless you name someone else to be the Annuitant in the Contract application. The Annuitant named in the application cannot be changed.

Annuity Payments—The payments we make to the Payee beginning on the Maturity Date. The amount of the Annuity Payments will be based on the Contract Value and the age of the Annuitant on the Maturity Date, and the Annuity Payment Option and payment frequency that you select.

Annuity Payment Options—Options available for methods of receiving Annuity Payments.

Annuity Period—The period which begins on the Maturity Date and ends with the last Annuity Payment.

Annuity Unit—A unit of measure used to determine the amount of each Variable Annuity payment.

Beneficiary—The persons or entities designated by you to receive the Death Benefit under the Contract.

Capital Developer Account—An allocation option available under the Contract that provides a Guaranteed Interest Rate for a specified Interest Rate Guarantee Period. This rate will never be less than 3% per year. The Capital Developer Account is guaranteed by us and is not part of the Separate Account.

Capital Developer Account Value—The portion of the Contract Value held in the Capital Developer Account.

Code—The Internal Revenue Code of 1986, as amended.

Company (our, we, us)—Alexander Hamilton Life Insurance Company of America.

Contract—The Allegiance Variable Annuity, an individual flexible premium deferred variable annuity contract that is described in this Prospectus.

Contract Date—The effective date of coverage under the Contract and the date from which the Company measures Contract Years, quarters, months and anniversaries.

Contract Owner (you, your)—The person or entity entitled to the ownership rights of the Contract. The Contract Owner is the person in whose name the Contract is issued. It is the person or entity named in the application, unless otherwise changed. Joint Contract Owners are permitted only if they are spouses.

Contract Value—The value of all of the Accumulation Units held under the Contract in the Separate Account plus the value of all amounts held under the Contract in the Capital Developer Account and the DCA Fixed Account.

Contract Year—The first Contract Year is the annual period which begins on the Contract Date. Subsequent Contract Years begin on each anniversary of the Contract Date.

Death Benefit—The amount payable upon the death of the Contract Owner.

Due Proof of Death—Information required by the Company to process a claim for a Death Benefit, including a death certificate and a death claim form acceptable to the Company.

Fixed Annuity Options—Annuity Payment Options under the Contract that provide for scheduled and fixed payments.

Guaranteed Interest Rate—The applicable effective annual interest rate which the Company will credit and compound annually on the Capital Developer Account Value during each Interest Rate Guarantee Period. The rate is guaranteed to be at least three percent per year.

Interest Rate Guarantee Period—A specified period which begins on the date that a premium payment is allocated to (or a portion of Contract Value is transferred to) the Capital Developer Account to accumulate at a Guaranteed Interest Rate. Currently the Company offers one and seven-year Interest Rate Guarantee Periods.

Investment Option—Each Variable Sub-account of the Separate Account.

Issue Age—The age of the Contract Owner on the Contract Date.

Jefferson Pilot Variable Fund, Inc. ("JPVF")—An open-end management investment company registered under the 1940 Act.

Jefferson Pilot Funds—The Portfolios of JPVF which are available under the Contracts—International Equity Portfolio, World Growth Stock Portfolio, Emerging Growth Portfolio, Capital Growth Portfolio, Small Company Portfolio, Growth Portfolio, S&P 500 Index Portfolio, Value Portfolio, Balanced Portfolio, High Yield Bond Portfolio and Money Market Portfolio.

Market Value Adjustment—A positive or negative adjustment applied to the Capital Developer Account Value in the event of a premature full Surrender, Partial Withdrawal, transfer or annuitization that is requested prior to the end of an Interest Rate Guarantee Period. The Market Value Adjustment does not apply during the last 30 days of the Interest Rate Guarantee Period.

Maturity Date—The date on which the Company makes the first Annuity Payment under the Contract. The latest Maturity Date that may be elected is the later of the Annuitant's 85th birthday or 10 years from the Contract Date.

MFS Funds—Mutual fund series of the MFS Variable Insurance Trust which are available under the Contract—MFS Research Series and MFS Utilities Series.

MFS Variable Insurance Trust—An open-end management investment company registered under the 1940 Act.

Net Premium Payment—A premium payment less any applicable Premium Tax.

Oppenheimer Funds—The Portfolios of the Oppenheimer Variable Account Funds which are available under the Contract—Oppenheimer Capital Appreciation Fund/VA, Oppenheimer Strategic Bond Fund/VA and Oppenheimer Bond Fund/VA.

Oppenheimer Variable Account Funds ("OVAF")—An open-end management investment company registered under the 1940 Act.

Payee—The person or entity who will receive Annuity Payments under the Contract.

Portfolios—The Jefferson Pilot Funds, VIP Portfolios, MFS Funds and Oppenheimer Funds.

Premium Tax—A tax imposed by certain states when a premium payment is made, when Annuity Payments begin, when a partial withdrawal is made, or when the Contract is surrendered.

Request—A request in a form satisfactory to the Company, which is received by the Company's Variable Annuity Service Center.

Separate Account—The Alexander Hamilton Variable Annuity Separate Account, a separate account of Alexander Hamilton Life Insurance Company of America, which consists of assets set aside by the Company, the investment performance of which is kept separate from that of the general assets and all other separate account assets of the Company. The Separate Account is registered as a unit investment trust under the 1940 Act.

Separate Account Value—The portion of Contract Value held in the Separate Account. There is no guaranteed or minimum Separate Account Value.

Surrender Value—Proceeds payable upon a surrender of the Contract, equal to (a) the Contract Value (b) plus or minus any applicable Market Value Adjustment, (c) minus any applicable Surrender Charge, (d) minus the Annual Administrative Fee, and (e) minus any applicable Premium Tax.

The VIP Funds—The Variable Insurance Products Fund ("VIP") and the Variable Insurance Products Fund II ("VIP II"), which are open-end diversified management investment companies registered under the 1940 Act.

Treasury Rate—The applicable effective annual U.S. Treasury Rate used by the Company for determining the Market Value Adjustment applicable to a surrender, withdrawal, transfer, or annuitization from the Capital Developer Account at any given time.

Valuation Day—Any day on which the New York Stock Exchange is open for trading except for normal federal holiday closing or when the Securities and Exchange Commission has determined that a state of emergency exists. In addition, the Company will be closed on the following local or regional business holidays which shall not constitute a Valuation Day: Good Friday, the Friday following Thanksgiving and the day before and/or following Christmas Day.

Valuation Period—The period of time beginning at the close of business on the New York Stock Exchange on any Valuation Day and ending at the close of business on the next Valuation Day. A Valuation Period may be more than one day.

Variable Annuity Options—Annuity Payment Options under the Contract that provide for payments which vary as to dollar amount in relation to the investment performance of specified Variable Sub-accounts.

Variable Annuity Service Center—P.O. Box 515, Concord, NH 03302-0515. Notices, Requests and premium payments under the Contract must be sent to the Company's Variable Annuity Service Center.

Variable Sub-account—Separate Account assets are divided into Variable Sub-accounts. Assets of the Variable Sub-accounts will be invested in shares of the corresponding Funds.

VIP Portfolios—The Portfolios of the VIP Funds which are available under the Contracts—VIP Equity-Income Portfolio, VIP Growth Portfolio and VIP II Contrafund® Portfolio.

questions and answers about your contract

The following are answers to some of the questions you may have about some of the more important features of the Contract. The Contract is more fully described in the rest of the Prospectus. Please read the Prospectus carefully.

1. What is the Contract?

The Contract is a flexible premium deferred variable annuity contract. It is designed for tax-deferred retirement investing. It can be purchased on a non-qualified basis ("Non-qualified Contract") or in connection with certain plans qualifying for favorable federal income tax treatment ("Qualified Contract"). The Contract, like all deferred annuity contracts, has two phases: the Accumulation Period and the Annuity Period. During the Accumulation Period, earnings accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The Annuity Period begins when you begin receiving payments under one of the Annuity Payment Options described in the answer to Question No. 2. The amount of money accumulated under your Contract during the Accumulation Period will be used to determine the amount of your Annuity Payments during the Annuity Period.

You may allocate your premium payments to any combination of the allocation options under the Contract. However, over the life of your Contract, you are currently limited to allocating your premium payments to no more than 16 of the current or future Variable Sub-accounts. The Company may change this limitation in the future. The allocation options currently available are the 19 Variable Sub-accounts of the Separate Account, the two Interest Rate Guarantee Periods of the Capital Developer Accounts and if you have elected to participate in our dollar cost averaging program, the DCA Fixed Account. These allocation options may not be available in all states.

Each Variable Sub-account will invest in a single investment portfolio (a "Portfolio") of a mutual fund. Because the Separate Account Value will increase or decrease depending on the investment experience of the Variable Sub-accounts to which you allocate your premiums, you bear the entire investment risk with respect to amounts allocated to the Variable Sub-accounts. The investment policies and risks of each Portfolio are described in prospectuses for the Portfolios which accompany this Prospectus.

The Contract may be issued as a group contract in certain states. If you are covered under a group contract, you will be issued a certificate as evidence of your participation under the group contract. The description of the Contract in this Prospectus applies equally to a certificate under a group contract unless otherwise described.

2. What annuity options does the Contract offer?

The Contract offers four Annuity Payment Options. You may choose a fixed annuity, a variable annuity, or a combination of both. The Annuity Payment Options include:

- Fixed payments for a specified period between five and thirty years (available as a fixed annuity only).
- Payments for life with optional guaranteed periods.

- ◆ Joint and last survivor life income payments.
- ◆ Payments based on terms agreed upon in writing by you and the Company.

You may change your Annuity Payment Option at any time before annuitization. You may select the Maturity Date of your Contract. The latest Maturity Date you may select for a Non-qualified Contract, however, is the later of the Annuitant's 85th birthday or 10 years from the Contract Date. If your Contract was issued in connection with a qualified plan, a different maximum Maturity Date may apply.

If you select Annuity Payments on a variable basis, the amount of our payments to you will be affected by the investment performance of the Variable Sub-accounts you have selected. A fixed annuity Payment Option provides for payments that will be set on the Maturity Date and will not change. If you select an Annuity Payment Option that is a combination of variable and fixed payments, you must specify the allocation of the Contract Value between the Fixed Payment Option and the Variable Payment Option. You may not change the Annuity Payment Option or the frequency of Annuity Payments after we begin making Annuity Payments to you.

3. How do I buy a Contract?

You can obtain a Contract application from your Company agent. We must receive a completed application and an initial premium payment of at least $2,000 before we will issue a Contract. A lower initial premium payment may apply to certain Qualified Contracts. You may pay for the initial premium payment in a single payment or by twelve equal systematic payments over the first 12 Contract months. Your subsequent premium payments must be at least $50. We will not issue a Contract to you if either you or the Annuitant is more than 90 years old. For certain types of Qualified Contracts you must be age 80 or younger before we will issue a Contract to you.

4. What are my investment choices under the Contract?

You can allocate and reallocate your investment among the Variable Sub-accounts. Each Variable Sub-account invests in a single Portfolio. Under the Contract, the Separate Account currently invests in the following Portfolios:

Jefferson Pilot Variable Fund, Inc.:
- International Equity Portfolio
- World Growth Stock Portfolio
- Emerging Growth Portfolio
- Capital Growth Portfolio
- Small Company Portfolio
- Growth Portfolio
- S&P 500 Index Portfolio
- Value Portfolio*
- Balanced Portfolio
- High Yield Bond Portfolio
- Money Market Portfolio

Variable Insurance Products Fund:
- VIP Growth Portfolio
- VIP Equity-Income Portfolio

Variable Insurance Products Fund II:
- VIP II Contrafund® Portfolio

MFS® Variable Insurance Trust℠:
- Research Series
- Utilities Series

Oppenheimer Variable Account Funds:
- Capital Appreciation Fund/VA
- Bond Fund/VA
- Strategic Bond Fund/VA

*Prior to May 1, 2000, this Portfolio was known as the Growth & Income Portfolio.

Each Portfolio holds its assets separately from the assets of the other Portfolios. Each Portfolio has distinct investment objectives and policies which are described in the accompanying prospectuses for the Portfolios.

5. What is the Capital Developer Account?

We currently offer two different Interest Rate Guarantee Periods in the Capital Developer Account, lasting for one and seven years. Not all periods are available in all states. We will credit specified interest rates to the amounts you allocate to the Capital Developer Account. The amounts which you allocate to the Capital Developer Account may be subject to a Market Value Adjustment if you request a Surrender, Partial Withdrawal, transfer or annuitization 31 days or more prior to the end of the Interest Rate Guarantee Period. Because of this adjustment and for other reasons, the amount we pay you upon a Surrender or Partial Withdrawal or apply to a transfer or annuitization may be more or less than the Capital Developer Account Value at the time of the transaction. However, the Market Value Adjustment will never reduce the earnings on amounts allocated to the Capital Developer Account to less than three percent per year before any applicable Surrender Charges.

6. What are my expenses under the Contract?

Mortality and Expense Risk Charge. We deduct a daily charge equal to a percentage of the net assets in the Separate Account for the mortality and expense risks that we assume. The effective annual rate of this charge is 1.25% of the Separate Account Value. This charge does not apply to the Capital Developer Account or the DCA Fixed Account.

Administrative Expense Charge. We deduct a daily charge equal to a percentage of the net assets in each Variable Sub-account for administering the Separate Account. The effective annual rate of this charge is 0.15% of the daily value of net assets in each Variable Sub-account. We guarantee that we will not increase this charge. This charge does not apply to the Capital Developer Account or the DCA Fixed Account.

Annual Administrative Fee. We impose a fee each year for Contract maintenance and related administrative expenses. This fee is the lesser of $30 per Contract Year or 2% of Contract Value. We guarantee that we will not increase this fee. The fee will be deducted from the Contract Value on the last day of each Contract Year and upon Full Surrender of the Contract before a Contract Anniversary. We will not deduct the fee if 100% of the Contract Value is held in the Capital Developer Account. We will also not deduct the fee for a Contract Year if, on the last day of that Contract Year, the Contract Value is $30,000 or greater.

Transfer Charge. Although we currently are not charging a transfer fee, the Contract permits us to charge you a $10 fee for each transfer in excess of 15 during any Contract Year.

Surrender Charge. We will deduct a Surrender Charge from the amount of any Partial Withdrawal or Full Surrender during the first seven Contract Years to help defray sales expenses. The Surrender Charge in the first three Contract Years is 6% of the Contract Value withdrawn or surrendered and declines by one percentage point for each of the next four Contract Years. The Surrender Charge percentages are as follows:

Year	Percentage Charge
1	6%
2	6%
3	6%
4	5%
5	4%
6	3%
7	2%
8	0%

We will also impose the Surrender Charge on the Maturity Date if it occurs during the first seven Contract Years and you choose an annuity option of less than five years. The Surrender Charge will not apply to certain distributions. (See "Surrender Charge")

Each year you are entitled to a Free Withdrawal Amount, equal to 10% of the Contract Value at the time of the Surrender or Partial Withdrawal, on which we will not deduct a Surrender Charge. We guarantee that the aggregate Surrender Charge will never exceed 8.5% of the total premium payments.

Premium Taxes. We may incur Premium Taxes relating to the Contract in certain states. Depending upon applicable state law, Premium Taxes may be assessed at the time premium payments are made or the time annuity payments begin. At our discretion, we may deduct Premium Taxes at the time a premium is paid, upon surrender of the Contract, at the time of a withdrawal, at the time a death benefit is paid or at the time annuity payments begin.

Fund Expenses. In addition to our charges under the Contract, each Portfolio deducts amounts from its assets to pay its investment advisory fees and other expenses.

7. How will my investment in the Contract be taxed?

You should consult a qualified tax adviser for personalized answers. If you are a natural person, generally, earnings under your Contract are not taxed until amounts are withdrawn or distributions are made (e.g., a Partial Withdrawal, Surrender or Annuity Payment). You may be deemed to have received a distribution and taxes may be due if you pledge or assign your Contract. Generally, a portion of any distribution or deemed distribution will be taxable as ordinary income. The taxable portion of certain distributions may be subject to withholding. In addition, a penalty tax may apply to certain distributions or deemed distributions under the Contract.

Special rules apply if the Contract is owned by a company or other legal entity. Generally, such an owner must include in income any increase in the excess of the Contract Value over the "investment in the contract" during the taxable year.

8. Do I have access to my money?

At any time during the Accumulation Period, you may elect to receive all or a portion of your Contract's Surrender Value. The minimum Partial Withdrawal

amount you may receive is $250 from a Variable Sub-account and $1,000 from the Capital Developer Account. After a Partial Withdrawal, the remaining Contract Value must be at least $2,000. See "Surrenders and Partial Withdrawals" for more information.

Although you have access to your money during the Accumulation Period, certain charges, such as the Surrender Charge, Annual Administrative Fee and state Premium Taxes, may be deducted on a Surrender or a Partial Withdrawal. You may also incur federal income tax liability or tax penalties. In addition, if you have allocated some of the value of your Contract to the Capital Developer Account, the amount of your surrender proceeds or withdrawal may be increased or decreased by a Market Value Adjustment.

You may elect to receive the Contract Value as of the Maturity Date, less any applicable Surrender Charge, in a lump sum payment.

9. What is the death benefit?

We will pay a death benefit while the Contract is in force and before the Maturity Date, if the Contract Owner dies, or if the Annuitant dies and the Contract Owner is not a natural person. To receive the death benefit payment, the Beneficiary must return the Contract, provide us with Due Proof of Death, and elect a Death Benefit Option. The Death Benefit will be at least equal to the Contract Value at the time of payment. No Surrender Charge, Market Value Adjustment or Annual Administrative Fee is imposed upon amounts paid as a Death Benefit.

10. May I transfer Contract Value among the Variable Sub-accounts and the Interest Rate Guarantee Periods?

During the Accumulation Period, you may transfer Contract Value among the allocation options subject to certain limitations. The minimum amount you may transfer from any Variable Sub-account is $250. The minimum amount you may transfer from the Capital Developer Account is $1,000. Transfers from the Capital Developer Account may be subject to a Market Value Adjustment. You may not transfer Contract Value into the DCA Fixed Account. Transfers out of the DCA Fixed Account are only allowed pursuant to the terms of your dollar cost averaging program.

During the Annuity Period, if you have chosen a Variable Annuity Payment Option, you may transfer Separate Account Value between the various Variable Sub-accounts. However, if you have chosen a Fixed Annuity Payment Option, transfers are not permitted.

11. Do I have any right to cancel my Contract?

You have a limited time period in which to return your Contract for cancellation and receive a refund as described in your Contract. This time period depends on the state in which your Contract is issued. In most states, it is 10 days after you receive it. If your Contract replaces another contract, you have 20 days in which to cancel your Contract. The amount of your refund will depend on the state in which your Contract was issued. In most states, we will pay you an amount equal to the Contract Value on the date we receive the Contract from you and we will not deduct any Surrender Charges or administrative charges that would otherwise apply. The Contract Value may be more or less than your premium payments. In some states, we are required to refund your premium payments less any Partial Withdrawals you may have already made from your Contract. Since state laws differ as to the time period you have to return your Contract and the amount of the refund you would be entitled to, you should refer to your Contract for specific information about your circumstances.

12. Who can I contact for more information?

If you have a question about procedures or your Contract, or if you have a request that is required to be made to us, you can write to us at the Variable Annuity Service Center, P.O. Box 515, Concord, New Hampshire 03302-0515. You may also send us a fax at 603-226-5123 or call us at 1-800-258-3648, Ext. 5394. When contacting us you should include the Contract number, your name and the Annuitant's name. Please make sure you also sign the inquiry or request.

The foregoing summary is qualified in its entirety by the information in the remainder of this Prospectus, in the Statement of Additional Information, in the prospectus for each of the underlying Portfolios and in the Contract. You should refer to these documents for more detailed information. This Prospectus generally describes only the Contract and the Separate Account. Separate prospectuses attached hereto describe each Portfolio.

fee tables

Contract Owner Transaction Expenses

Sales Charge on Premium Payments	none
Maximum Surrender Charge (as a % of Contract Value Surrendered)(1)	6%
Annual Administrative Fee	The lesser of $30 per Contract or 2% of Contract Value
Transfer Fee	No Fee for First 15 each year; $10 for each additional transfer (currently not assessed)

Separate Account Annual Expenses

(as a percentage of average account value)

Mortality and Expense Risk Charge	1.25%
Administrative Expense Charge	0.15%
Total Separate Account Annual Expenses	1.40%

(1) The Surrender Charge is not applicable after the seventh Contract Year or to the first 10% of Contract Value withdrawn or surrendered during each Contract Year. (See "Free Surrender Amount.")

Fund Annual Expenses (as a percentage of average net assets)

	Management Fees (After Expense Reimbursements)	Other Expenses (After Expense Reimbursements)	Total Fund Annual Expenses (After Expense Reimbursements)
JPVF International Equity Portfolio	1.00%	0.25%	1.25%
JPVF World Growth Stock Portfolio	0.75%	0.13%	0.88%
JPVF Emerging Growth Portfolio	0.80%	0.14%	0.94%
JPVF Capital Growth Portfolio	1.00%	0.07%	1.07%
JPVF Small Company Portfolio	0.75%	0.11%	0.86%
JPVF Growth Portfolio	0.75%	0.21%	0.96%
JPVF S&P 500 Index Portfolio	0.24%	0.04%	0.28%(1)
JPVF Value Portfolio	0.75%	0.10%	0.85%
JPVF Balanced Portfolio	0.75%	0.15%	0.90%
JPVF High Yield Bond Portfolio	0.75%	0.40%	1.15%
JPVF Money Market Portfolio	0.50%	0.10%	0.60%
MFS Research Series	0.75%	0.11%	0.86%
MFS Utilities Series	0.75%	0.19%	0.94%(2)
Oppenheimer Capital Appreciation Fund/VA	0.68%	0.02%	0.70%
Oppenheimer Bond Fund/VA	0.72%	0.01%	0.73%
Oppenheimer Strategic Bond Fund/VA	0.74%	0.04%	0.78%
VIP Equity-Income Portfolio	0.48%	0.09%	0.57%(3)
VIP Growth Portfolio	0.58%	0.08%	0.66%(3)
VIP II Contrafund® Portfolio	0.58%	0.09%	0.67%(3)

(1) Total Fund Annual Expenses for this Portfolio are based on estimated "Other Expenses" for the fiscal year ending December 31, 2000. The Portfolio's investment adviser has agreed to reimburse the Portfolio for total annual expenses above 0.28% of average net assets. Without such reimbursement, estimated total annual expenses are expected to be 0.35%.

(2) The MFS Utilities Series has an expense offset arrangement with the investment advisor. As a result of such arrangement the actual expense ratio for the MFS Utilities Series was 1.01%.

(3) The sub-accounts invest in the initial class shares of each of these Portfolios. FMR or the fund has entered into varying arrangements with third parties who either paid or reduced a portion of the class' expenses. With these arrangements, the total annual expenses presented in the table were 0.65% for VIP II Contrafund® Portfolio, 0.65% for the VIP Growth Portfolio, and 0.56% for the VIP Equity-Income Portfolio.

Examples

You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets (and assuming the entire Contract Value is allocated to the applicable Variable Sub-account):

1. If you surrender the Allegiance Contract or if the Contract is annuitized for less than five years, you would pay the following expenses on a $1,000 investment assuming a 5% annual return on assets.

	1 Year	3 Years	5 Years	10 Years
Variable Sub-accounts:				
JPVF International Equity Portfolio	$89	$153	$203	$380
JPVF World Growth Stock Portfolio	$85	$142	$184	$334
JPVF Emerging Growth Portfolio	$86	$144	$187	$342
JPVF Capital Growth Portfolio	$87	$147	$194	$358
JPVF Small Company Growth	$85	$141	$183	$332
JPVF Growth Portfolio	$86	$144	$188	$344
JPVF S&P 500 Index Portfolio	$80	$124	$152	$256
JPVF Value Portfolio	$85	$141	$182	$330
JPVF Balanced Portfolio	$86	$142	$185	$337
JPVF High Yield Bond Portfolio	$88	$150	$198	$368
JPVF Money Market Portfolio	$83	$134	$169	$298
MFS Research Series	$85	$141	$183	$332
MFS Utilities Series	$87	$146	$191	$350
Oppenheimer Capital Appreciation Fund/VA	$84	$137	$174	$311
Oppenheimer Bond Fund/VA	$84	$137	$176	$315
Oppenheimer Strategic Bond Fund/VA	$84	$139	$179	$321
VIP Equity-Income Portfolio	$82	$133	$167	$294
VIP Growth Portfolio	$83	$135	$172	$306
VIP II Contrafund® Portfolio	$83	$136	$173	$307

2. If you annuitize for a period of five years or greater, or do not surrender the Allegiance Contract, you would pay the following expenses on a $1,000 investment assuming a 5% annual return on assets:

	1 Year	3 Years	5 Years	10 Years
Variable Sub-accounts:				
JPVF International Equity Portfolio	$28	$89	$159	$380
JPVF World Growth Stock Portfolio	$24	$77	$138	$334
JPVF Emerging Growth Portfolio	$24	$79	$142	$342
JPVF Capital Growth Portfolio	$26	$83	$149	$358
JPVF Small Company Portfolio	$24	$76	$137	$332
JPVF Growth Portfolio	$25	$80	$143	$344
JPVF S&P 500 Index Portfolio	$18	$58	$105	$256
JPVF Value Portfolio	$24	$76	$137	$330
JPVF Balanced Portfolio	$24	$78	$139	$337
JPVF High Yield Bond Portfolio	$27	$86	$153	$368
JPVF Money Market Portfolio	$21	$68	$123	$298
MFS Research Series	$24	$76	$137	$332
MFS Utilities Series	$25	$81	$146	$350
Oppenheimer Capital Appreciation Fund/VA	$22	$71	$128	$311
Oppenheimer Bond Fund/VA	$22	$72	$130	$315
Oppenheimer Strategic Bond Fund/VA	$23	$74	$133	$321
VIP Equity-Income Portfolio	$21	$67	$121	$294
VIP Growth Portfolio	$22	$70	$126	$306
VIP II Contrafund® Portfolio	$22	$70	$127	$307

We have included the above table and examples to assist you in understanding the costs and expenses that you will bear directly or indirectly by investing in the Separate Account. The table reflects expenses of the Separate Account as well as the Portfolios. For additional information you should read "Charges and Deductions" in the Prospectus and the section on expenses in the Prospectus for each underlying Portfolio. In addition to the expenses listed above, Premium Taxes may be applicable.

These examples reflect the Annual Administrative Fee as an annual charge of .01% of assets, based on an anticipated average Contract Value of $30,000.

The Examples should not be considered a representation of past or future expenses, and your actual expenses may be greater or lesser than those shown. Similarly, the annual rate of return of 5% assumed in the example is not an estimate or guarantee of future investment performance.

condensed financial information

The following condensed financial information is derived from the financial statements of the Separate Account. The data should be read in conjunction with the financial statements, related notes, and other financial information included in the Statement of Additional Information.

The following table sets forth certain information regarding the Variable Sub-accounts for a Contract since the commencement of business operations on February 28, 1996.

The Accumulation Unit values and the number of Accumulation Units outstanding for each Variable Sub-account for each of the periods indicated are as follows

	1999	1998	1997	1996
JPVF International Equity Sub-account*				
Accumulation unit value				
• Beginning of period	$ 12.970	$ 11.371	N/A	N/A
• End of period	$ 16.953	$ 12.970	N/A	N/A
Number of accumulation units				
• End of period	291,468	144,191	N/A	N/A
JPVF World Growth Stock Sub-account**				
Accumulation unit value				
• Beginning of period	$ 11.335	$ 11.179	$ 10.985	$ 10.000
• End of period	$ 13.510	$ 11.335	$ 11.179	$ 10.985
Number of accumulation units				
• End of period	380,523	263,838	123,760	101,024
JPVF Emerging Growth Sub-account**				
Accumulation unit value				
• Beginning of period	$ 16.345	$ 12.469	$ 10.344	$ 10.000
• End of period	$ 28.451	$ 16.345	$ 12.469	$ 10.344
Number of accumulation units				
• End of period	642,670	391,328	132,456	88,358
JPVF Capital Growth Sub-account**				
Accumulation unit value				
• Beginning of period	$ 19.844	$ 14.527	$ 11.844	$ 10.000
• End of period	$ 28.309	$ 19.844	$ 14.527	$ 11.844
Number of accumulation units				
• End of period	1,444,462	684,717	142,456	53,999
JPVF Small Company Sub-account*				
Accumulation unit value				
• Beginning of period	$ 8.588	$ 10.000	N/A	N/A
• End of period	$ 9.692	$ 8.588	N/A	N/A
Number of accumulation units				
• End of period	201,169	155,050	N/A	N/A
JPVF Growth Sub-account*				
Accumulation unit value				
• Beginning of period	$ 18.879	$ 14.655	N/A	N/A
• End of period	$ 33.581	$ 18.879	N/A	N/A
Number of accumulation units				
• End of period	152,294	37,158	N/A	N/A

	1999	1998	1997	1996
JPVF S&P 500 Index Sub-account***				
Accumulation unit value				
• Beginning of period	$ 12.926	$ 10.000	N/A	N/A
• End of period	$ 15.362	$ 12.926	N/A	N/A
Number of accumulation units				
• End of period	1,788,963	736,865	N/A	N/A
JPVF Value Sub-account**				
Accumulation unit value				
• Beginning of period	$ 13.864	$ 12.477	$ 9.975	$ 10.000
• End of period	$ 14.459	$ 13.864	$ 12.477	$ 9.975
Number of accumulation units				
• End of period	660,144	466,744	105,759	40,125
JPVF Balanced Sub-account**				
Accumulation unit value				
• Beginning of period	$ 14.990	$ 12.910	$ 10.801	$ 10.000
• End of period	$ 18.073	$ 14.990	$ 12.910	$ 10.801
Number of accumulation units				
• End of period	581,925	382,872	104,886	27,907
JPVF High Yield Bond Sub-account*				
Accumulation unit value				
• Beginning of period	$ 11.695	$ 11.909	N/A	N/A
• End of period	$ 12.085	$ 11.695	N/A	N/A
Number of accumulation units				
• End of period	191,983	125,160	N/A	N/A
JPVF Money Market Sub-account**				
Accumulation unit value				
• Beginning of period	$ 1.099	$ 1.062	$ 1.027	$ 1.000
• End of period	$ 1.133	$ 1.099	$ 1.062	$ 1.027
Number of accumulation units				
• End of period	9,740,414	8,842,988	1,052,017	480,732
MFS Research Series Sub-account*				
Accumulation unit value				
• Beginning of period	$ 11.896	$ 10.000	N/A	N/A
• End of period	$ 14.553	$ 11.896	N/A	N/A
Number of accumulation units				
• End of period	417,781	230,004	N/A	N/A
MFS Utilities Series Sub-account*				
Accumulation unit value				
• Beginning of period	$ 11.672	$ 10.000	N/A	N/A
• End of period	$ 15.057	$ 11.672	N/A	N/A
Number of accumulation units				
• End of period	635,836	324,448	N/A	N/A
Oppenheimer Capital Appreciation/VA Sub-account****				
Accumulation unit value				
• Beginning of period	$ 10.000	N/A	N/A	N/A
• End of period	$ 12.654	NA	N/A	N/A
Number of accumulation units				
• End of period	159,326	N/A	N/A	N/A
Oppenheimer Bond/VA Sub-account**				
Accumulation unit value				
• Beginning of period	$ 11.449	$ 10.915	$ 10.223	$ 10.000
• End of period	$ 11.168	$ 11.449	$ 10.915	$ 10.223
Number of accumulation units				
• End of period	549,107	336,679	151,322	10,568
Oppenheimer Strategic Bond/VA Sub-account*				
Accumulation unit value				
• Beginning of period	$ 9.989	$ 10.000	N/A	N/A
• End of period	$ 10.130	$ 9.989	N/A	N/A
Number of accumulation units				
• End of period	206,127	134,573	N/A	N/A

	1999	1998	1997	1996
VIP Equity-Income Sub-account*				
Accumulation unit value				
• Beginning of period	$ 11.296	$ 10.000	N/A	N/A
• End of period	$ 11.845	$ 11.296	N/A	N/A
Number of accumulation units				
• End of period	759,940	425,663	N/A	N/A
VIP II Contrafund® Sub-account*				
Accumulation unit value				
• Beginning of period	$ 12.355	$ 10.000	N/A	N/A
• End of period	$ 15.140	$ 12.355	N/A	N/A
Number of accumulation units				
• End of period	774,323	254,379	N/A	N/A
VIP Growth Sub-account*				
Accumulation unit value				
• Beginning of period	$ 13.095	$ 10.000	N/A	N/A
• End of period	$ 17.748	$ 13.095	N/A	N/A
Number of accumulation units				
• End of period	990,213	335,670	N/A	N/A

* These Sub-accounts were added to the Contract as of January 1, 1998.

** On December 5, 1997, the Company substituted shares of various Portfolios of the Jefferson Pilot Variable Fund, Inc. and the Oppenheimer Bond Fund/VA for the then existing shares of the Alexander Hamilton Variable Insurance Trust ("AHVIT") and the Federated Prime Money Fund II. The above numbers reflect the performance of the AHVIT and the Federated Prime Money Fund II for the period prior to the date of the substitution and reflect the performance of the Jefferson Pilot Variable Fund, Inc. and the Oppenheimer Bond Fund/VA for the period after the date of the substitution. In the substitution, the Oppenheimer Bond Fund/VA was substituted for two of the AHVIT Funds and the pre-substitution performance numbers for the Oppenheimer Bond Sub-Account reflect the performance of only one of such AHVIT Funds

*** This Sub-account was added to the Contract as of January 1, 1998. On May 1, 2000, the Company substituted shares of the JPVF S&P 500 Index Portfolio for shares of the VIP II Index 500 Portfolio. The above numbers reflect the performance of the VIP II Index 500 Portfolio prior to the date of the substitution.

**** This sub-account was added to the Contract as of May 1, 1999.

allocation options

You may allocate your premium payments to the 19 Variable Sub-accounts of the Separate Account, to the two Interest Rate Guarantee Periods of the Capital Developer Account, or to a combination of these Investment Options. If you participate in our dollar cost averaging program, you may also allocate your premium payments to the DCA Fixed Account. These allocation options may not be available in all states. However, over the life of your Contract, you are currently limited to allocating your premium payments to no more than 16 of the Variable Sub-accounts in existence now or in the future. The Company reserves the right to modify this limitation in the future. *There is no guaranteed or minimum Surrender Value for any premium payments or amounts allocated to any Variable Sub-account.*

Separate Account Investments

The Separate Account currently is divided into 19 Variable Sub-accounts. We reserve the right to add or remove Variable Sub-accounts. Each Variable Sub-account reflects the investment performance of a specific underlying Portfolio. Currently, eleven Variable Sub-accounts invest in shares of the Jefferson Pilot Funds, two Variable Sub-accounts invest in shares of the Variable Insurance Products Fund (VIP), one Variable Sub-account invests in shares of the Variable Insurance Products Fund II (VIP II), two Variable Sub-accounts invest in shares of the MFS Funds and three Variable Sub-accounts invest in shares of the Oppenheimer Funds. JPVF, the VIP Funds, MFS Variable Insurance Trust and Oppenheimer Variable Account Funds are open-end

management investment companies and, with the exception of the MFS Utilities Fund and JPVF International Equity Portfolio, all of the Portfolios available under the Contracts are diversified. Each Portfolio is managed by a registered investment adviser.

The investment adviser for JPVF is Jefferson Pilot Investment Advisory Corporation. Jefferson Pilot Investment Advisory Corporation has contracted with eight unaffiliated companies to act as sub-investment managers to the Jefferson Pilot Funds. These sub-investment managers are shown in the table below.

The investment adviser for VIP and VIP II is Fidelity Management & Research Company ("FMR"). FMR has entered into sub-advisory agreements with Fidelity Management & Research (U.K.) Inc. and Fidelity Management & Research Far East Inc. to provide sub-advisory services to the Contrafund Portfolio.

The investment adviser for the MFS Variable Insurance Trust is Massachusetts Financial Services Company ("MFS").

The investment adviser for the Oppenheimer Variable Account Funds is OppenheimerFunds, Inc.

The investment objective of each Portfolio is as follows:

	EQUITY PORTFOLIO CHOICES	
PORTFOLIO NAME	**OBJECTIVE**	**MANAGER**
JPVF International Equity Portfolio	Long-term growth of capital through investments in securities whose primary trading markets are outside the United States.	Lombard Odier International Portfolio Management Limited
JPVF World Growth Stock Portfolio	Long-term capital growth through a policy of investing primarily in stocks of companies organized in the U.S. or in any foreign nation. A portion of the Portfolio may also be invested in debt obligations of companies and governments of any nation. Any income realized will be incidental.	Templeton Global Advisors, Limited
JPVF Emerging Growth Portfolio	Long-term growth of capital. Dividend and interest income from portfolio securities, if any, is incidental to the Portfolio's investment objective of long term growth.	MFS
JPVF Capital Growth Portfolio	Seeks capital growth. Realization of income is not a significant investment consideration and any income realized will be incidental.	Janus Capital Corporation
JPVF Small Company Portfolio	Seeks growth of capital. The Portfolio pursues its objective by investing primarily in a diversified portfolio of equity securities issued by small companies.	Lord, Abbett & Company
JPVF Growth Portfolio	Capital growth by investing primarily in equity securities that the Sub-Investment Manager believes have above-average growth prospects.	Strong Capital Management, Inc.
JPVF S&P 500 Index Portfolio	Seeks to approximate as closely as practicable, before fees and expenses, the total rate of return of the common stocks publicly traded in the United States, as represented by the S&P 500.	Barclays Global Fund Advisors
JPVF Value Portfolio	Long-term growth of capital by investing primarily in a wide range of equity issues that may offer capital appreciation and, secondarily, to seek a reasonable level of current income.	Credit Suisse Asset Management, LLC.
MFS Research	Seeks to provide long-term growth of capital and future income.	MFS
MFS Utilities	Seeks capital growth and current income (income above that available from a portfolio invested entirely in equities securities).	MFS
Oppenheimer Capital Appreciation Fund/VA	Seeks to achieve capital appreciation by investing in securities of well-known established companies.	OppenheimerFunds, Inc.
VIP Equity-Income Portfolio	Seeks reasonable income by investing primarily in income-producing equity securities. In choosing these securities the fund will also consider the potential for capital appreciation. The fund's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standards & Poor's Composite Index of 500 Stocks (S&P 500).	FMR

	EQUITY PORTFOLIO CHOICES	
VIP Growth Portfolio	Seeks to achieve capital appreciation.	FMR
VIP II Contrafund® Portfolio	Seeks long-term capital appreciation.	FMR

	EQUITY AND FIXED-INCOME PORTFOLIO CHOICES	
PORTFOLIO NAME	OBJECTIVE	MANAGER
JPVF Balanced Portfolio	Reasonable current income and long-term capital growth, consistent with conservation of capital, by investing primarily in common stocks and fixed income securities.	Janus Capital Corporation

	FIXED INCOME PORTFOLIO CHOICES	
PORTFOLIO NAME	OBJECTIVE	Manager
JPVF High Yield Bond Portfolio	High level of current income by investing primarily in corporate obligations with emphasis on higher yielding, higher risk, lower-rated or unrated securities.	MFS
JPVF Money Market Portfolio	Seeks to achieve as high a level of current income as is consistent with preservation of capital and liquidity.	MFS
Oppenheimer Bond Fund/VA	Seeks a high level of current income. As a secondary objective, seeks capital growth when consistent with its primary objective.	OppenheimerFunds Inc.
Oppenheimer Strategic Bond Fund/VA	Seeks a high level of current income principally derived from interest on debt securities and to enhance such income by writing covered call options on debt securities.	OppenheimerFunds Inc.

An investment in the JPVF Money Market Portfolio is neither insured nor guaranteed by the U.S. Government or the FDIC or any other agency.

* * *

We do not promise that the Portfolios will meet their investment objectives. Amounts you have allocated to Variable Sub-accounts may grow in value, decline in value, or grow less than you expect, depending on the investment performance of the Portfolios in which those Variable Sub-accounts invest. You bear the investment risk that those Portfolios will not meet their investment objectives. You should carefully review their prospectuses before allocating amounts to the Variable Sub-accounts of the Separate Account. With regard to the JPVF High Yield Bond Portfolio and other Portfolios investing in higher yielding, higher risk, lower-rated or unrated securities, you should consult the appropriate section of the corresponding prospectus for a description of the risks associated with such investments.

On December 5, 1997, the Company and the Separate Account, pursuant to an Order issued by the Securities and Exchange Commission, substituted shares of the various investment portfolios of the Jefferson Pilot Funds and of the Oppenheimer Bond Fund/VA of Oppenheimer Variable Account Funds for shares of various investment funds of the Alexander Hamilton Variable Insurance Trust and the Federated Prime Money Fund II of Federated Insurance Series. On May 1, 2000, the Company and the Separate Account, pursuant to an Order issued by the Securities and Exchange Commission, substituted shares of the JPVF S&P 500 Index Portfolio for shares of the VIP II Index 500 Portfolio.

Mixed and Shared Funding: Conflicts of Interest

Shares of the Portfolios are available to insurance company separate accounts which fund variable annuity contracts and variable life insurance policies, including the Contract described in the Prospectus. Because Portfolio shares are offered to separate accounts of both affiliated and unaffiliated insurance companies, it is conceivable that, in the

future, it may not be advantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in these Portfolios simultaneously, since the interests of such policyowners or contract owners may differ. Although neither the Company nor the Portfolios currently foresee any such disadvantages either to variable life insurance policyowners or to variable annuity contract owners, each Portfolio's Board of Trustees/Directors has agreed to monitor events in order to identify any material irreconcilable conflicts which may possibly arise and to determine what action, if any, should be taken in response thereto. If such a conflict were to occur, one of the separate accounts might withdraw its investment in a Portfolio. This might force that Portfolio to sell portfolio securities at disadvantageous prices.

The Capital Developer Account

Premium payments allocated to the Capital Developer Account and transfers to the Capital Developer Account are not part of the Separate Account. Rather, the Capital Developer Account is guaranteed by the general account of the Company, which supports insurance and annuity obligations. Interests in the Capital Developer Account have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933 and the Capital Developer Account has not been registered as an investment company under the Investment Company Act of 1940. However, disclosures regarding the Capital Developer Account may be subject to certain generally applicable provisions of the Federal securities laws relating to the accuracy and completeness of statements made in prospectuses. Disclosure in this Prospectus relating to the Capital Developer Account has not been reviewed by the SEC.

Within the Capital Developer Account, we offer two Interest Rate Guarantee Periods, lasting for one and seven years. We will credit interest at a specified Guaranteed Interest Rate on premium payments you allocate and amounts you transfer to the Capital Developer Account. Amounts you allocate to the Capital Developer Account may be subject to a Market Value Adjustment upon a Surrender, Partial Withdrawal, transfer or annuitization requested more than 30 days prior to the end of the Interest Rate Guarantee Period. The Market Value Adjustment will never reduce the return on amounts allocated to the Capital Developer Account to less than 3% per year before any applicable Surrender Charge. Because of this adjustment and for other reasons, the amount you receive upon Partial Withdrawal or Surrender or the amount applied to a transfer or annuitization may be more or less than the Capital Developer Account Value at the time of the transaction.

You may elect to have your premium payments allocated to the Interest Rate Guarantee Periods at any time. In addition, you may transfer all or part of the Separate Account Value to one or more of the Interest Rate Guarantee Periods prior to the Maturity Date.

Contract Value in the Interest Rate Guarantee Periods will not share in the investment performance of our general account or any portion thereof. Instead, we will pay a specified rate of interest, the Guaranteed Interest Rate, for each Interest Rate Guarantee Period. The interest rate credited to each Interest Rate Guarantee Period will vary in our sole discretion, but it will never be less than 3% annually. There is no specific formula for the determination of the Guaranteed Interest Rate. Some of the factors that we may consider in determining the Guaranteed Interest Rate are: general economic trends; rates of return currently available and anticipated on our investments; expected investment yields; regulatory and tax requirements; and competitive factors. We reset this rate periodically. We currently reset the rate bi-weekly, but in the future the rate may be reset more or less frequently. Due to the Market Value Adjustment and Surrender Charge, you assume the risk that the Surrender Value of amounts allocated to the Capital Developer Account (or the proceeds of a transfer or amount annuitized) will be less than the Capital Developer Account Value.

We will invest the assets that support the Capital Developer Account in those assets chosen by us and allowed by applicable state laws regarding the nature and quality of investments that may be made by life insurance companies and the percentage of their assets that may be committed to any particular type of investment. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments.

Market Value Adjustment

The proceeds of a Partial Withdrawal, Full Surrender, or transfer made from an Interest Rate Guarantee Period of the Capital Developer Account 31 days or more prior to the end of the Interest Rate

Guarantee Period will be increased or decreased by the application of the Market Value Adjustment. Where applicable, the Market Value Adjustment is applied to the Capital Developer Account Value. No Market Value Adjustment is applied to any Partial Withdrawal, Surrender or transfer from an Interest Rate Guarantee Period made during the last 30 days of the Interest Rate Guarantee Period.

The Market Value Adjustment will reflect the relationship between (a) the Treasury Rate for the period, the term to maturity of which most closely approximates the duration remaining in the Interest Rate Guarantee Period from which the Partial Withdrawal, Surrender, or transfer is made, and (b) the Guaranteed Interest Rate applicable to the Interest Rate Guarantee Period from which the Partial Withdrawal, Surrender, or transfer is made at the time of the transaction.

Generally, if your Guaranteed Interest Rate does not exceed the applicable Treasury Rate by at least 0.4%, then the application of the Market Value Adjustment will reduce the proceeds of a Partial Withdrawal, Surrender or transfer. Similarly, if your Guaranteed Interest Rate exceeds the applicable Treasury Rate by more than 0.4%, the application of the Market Value Adjustment will increase the proceeds of a Partial Withdrawal, Surrender, or transfer.

For example, assume that a Contract Owner selects an initial Interest Rate Guarantee Period of seven years and the Guaranteed Interest Rate for that duration is 8% per annum, and, at the end of four years, the Contract Owner makes a Partial Withdrawal. If the three year Treasury Rate is then 6%, the Market Value Adjustment will be positive and will increase the proceeds. On the other hand, if the Treasury Rate is higher than the Guaranteed Interest Rate, for example 10%, the application of the Market Value Adjustment will cause a decrease in the amount payable.

The formula for calculating the Market Value Adjustment is set forth in Appendix II to this Prospectus, which contains illustrations of the application of the Market Value Adjustment.

The Market Value Adjustment will never reduce the return on amounts allocated to the Capital Developer Account below three percent per year.

Dollar Cost Averaging Fixed Account Option

You may also allocate premium payments to the Dollar Cost Averaging Fixed Account ("DCA Fixed Account"). The DCA Fixed Account is part of our general account. We will credit interest to premium payments allocated to this option for up to one year at the current rate that we declare when you make the allocation. The effective annual rate will never be less than 3%. You may not transfer funds to this option from the Variable Sub-accounts or the Capital Developer Account.

the allegiance variable annuity contract

The Allegiance Variable Annuity Contract (the "Contract") is an individual Flexible Premium Deferred Variable Annuity Contract. You may purchase the Contract on a non-qualified basis ("Non-qualified Contract"). You may also purchase the Contract in connection with retirement plans or individual retirement accounts that qualify for favorable federal income tax treatment ("Qualified Contract"). The Contract is designed to aid you in long-term financial planning.

Contract Application and Issuance of Contracts

Before we will issue a Contract, we must receive a completed application and an initial premium payment of at least $2,000 (although a lower minimum may apply to certain Qualified Contracts). You may pay the initial premium payment in a single payment or in twelve equal systematic payments over the first 12 Contract Months. The systematic payments must be made via automatic debits or automated clearing house transfers from your checking or savings account. We reserve the right to reject any application or premium payment. For a Non-qualified Contract, you (or the Annuitant, if you are not the Annuitant) must be age 90 or younger. You must be age 80 or younger for certain types of Qualified Contracts. The Contract is not available in all states.

If you properly complete the application and it can be accepted in the form received, your initial Net Premium Payment will be credited to the Contract Value within 2 business days after the later of our receipt of the application or our receipt of the initial premium payment at our Variable Annuity Service Center. If we cannot credit the initial Net Premium Payment to the Separate Account because the application or other issuing requirements are incomplete, we will contact you within 5 business days and give

an explanation for the delay. We will return the initial premium payment to you at that time unless you permit us to keep the initial premium payment and credit it as soon as the necessary requirements are fulfilled. In that event, we will credit the initial Net Premium Payment to the Contract Value within 2 business days of the application's completion.

Your Contract will become effective on the date we credit the initial Net Premium Payment to the Contract Value.

Free Look Period. You have a limited time period in which to return your Contract for cancellation and receive a refund as described in your Contract. This time period depends on the state in which your Contract is issued. In most states, it is 10 days after you receive it. In most states if your Contract replaces another contract, you have 20 days in which to cancel your Contract.

In order to cancel the Contract you must deliver or mail a written notice to our Variable Annuity Service Center, or to your registered representative from whom you purchased the Contract, and return the Contract. Such cancellation will be effective upon being postmarked, properly addressed and postage paid. The Contract will then be void as if it had never been issued.

The amount of your refund will depend on the state in which your Contract was issued. In most states we will pay you an amount equal to the Contract Value on the date we receive the Contract from you. We will not deduct any Surrender Charges or administrative charges that would otherwise apply. The Contract Value at that time may be more or less than your premium payments. In some states we are required to refund your premium payments less any Partial Withdrawals you may have already made from your Contract. If your Contract is issued in one of the states where we are required to refund your premium payments, the amount of your refund may be more or less than your Contract Value at that time.

Premium Payments

You should make all premium payments, checks, or electronic fund transfers payable to Alexander Hamilton Life Insurance Company of America and they should be sent to our Variable Annuity Service Center. We will provide you a receipt upon request. We will provide you with a confirmation of each transaction. Your premium payments may be made directly on a flexible basis, through the systematic investment program on a monthly or quarterly basis, or through a group billing or payroll deduction arrangement on a periodic basis.

Initial Premium Payment. The minimum initial premium payment is currently $2,000 (although a lower minimum may apply to certain Qualified Contracts). However, the minimum initial premium can be made in 12 equal monthly payments when you have elected the systematic investment program for additional premiums to be automatically withdrawn monthly from your bank account or when you are part of a periodic group billing or payroll deduction arrangement. We reserve the right to increase or decrease this amount for Contracts issued after some future date. The initial premium payment is the only premium payment required to be paid under a Contract. The maximum initial premium payment that we currently accept without our prior approval is $1,000,000.

Additional Premium Payments. Prior to the Maturity Date and before a Death Benefit has become payable, you may make additional premium payments at any interval. The minimum additional premium payment under the Contract is $50. We reserve the right to limit the dollar amount of any additional premium payments. Total premium payments under the Contract may not exceed $1,000,000 without our prior approval. Additional premium payments will be credited to Contract Value as of the Valuation Period during which they are received at our Annuity Service Center.

Allocation of Premium Payments. Premium payments will be allocated among the Variable Sub-accounts as specified by you in the application. If you fail to specify how premium payments are to be allocated, the application cannot be accepted. You must allocate premium payments to one or more Variable Sub-accounts of the Separate Account, to one or more Interest Rate Guarantee Periods, to the DCA Fixed Account or some combination thereof in whole percentages (totaling 100%). Any allocation to a Variable Sub-account must be at least $50 and in increments of 5% of a premium payment. Any allocation to an Interest Rate Guarantee Period of the Capital Developer Account must be at least $1,000. Any allocation to the DCA Fixed Account must be at least $5,000. Premium payments allocated to an Interest Rate Guarantee Period will be credited with interest from the day after they are received.

The allocation specified in the application will continue to be used for additional premium payments unless you request a change of allocation. If you allocated some or all of your initial premium payment to the DCA Fixed Account, any subsequent premium payments will be allocated according to the future premium allocation instructions indicated on your Additional Features Form, if any. If instructions for future premium allocations were not indicated on this Form, that portion of the premium that would have been allocated to the DCA Fixed Account will instead be allocated into the allocation options indicated in the dollar cost averaging section of your completed Additional Features Form and the remaining portion of your subsequent premiums will be allocated according to the instructions in your application. You may change the allocation instructions for Net Premium Payments any time before the Maturity Date by sending a Request to our Variable Annuity Service Center. You must specify your new allocation choices. The allocation change will apply to premium payments received with or after the Request.

Payment Not Honored by Bank. Any payment due under the Contract which is derived, all or in part, from any amount paid to us by check or draft may be postponed until such time as we determine that such instrument has been honored.

Contract Value

On the Contract Date, your Contract Value equals your initial Net Premium Payment. Thereafter, on any day on or before your Maturity Date, your Contract Value equals the sum of the Separate Account Value, the Capital Developer Account Value and the DCA Fixed Account Value. Your Contract Value will increase by (1) any additional premium payments we receive; (2) any increases in the Contract Value due to investment results of the Variable Sub-accounts you have selected; (3) interest credited to the Capital Developer Account and the DCA Fixed Account; and (4) any positive Market Value Adjustments. Your Contract Value will decrease by (1) any Partial Withdrawals or Full Surrenders, including applicable charges; (2) any decreases in your Contract Value due to investment results of the Variable Sub-accounts you have selected; (3) the Mortality and Expense Risk Charge, the Administrative Expense Charge, any applicable Transfer Charge, and, on the last day of any Contract Year, the Annual Administrative Fee; (4) any negative Market Value Adjustment; and (5) taxes, when applicable. We will inform you of your Contract Value upon request.

Your Contract Value is expected to change from Valuation Period to Valuation Period. A Valuation Period is the period between successive Valuation Days. A Valuation Day is any day that the New York Stock Exchange is open for trading. Holidays are generally not Valuation Days.

Separate Account Accumulation Unit Value. When you allocate a Net Premium Payment or transfer an amount to a Variable Sub-account, it is credited to the Separate Account Value in the form of Accumulation Units. Each Variable Sub-account has a distinct Accumulation Unit value. The number of units credited is determined by dividing the portion of the Net Premium Payment or amount transferred by the dollar value of one Accumulation Unit of the Variable Sub-account as of the end of the Valuation Period during which the allocation or transfer is made. When amounts are transferred out of, or withdrawn or surrendered from, a Variable Sub-account, Accumulation Units are cancelled or redeemed in a similar manner.

We will determine the Separate Account Value on every Valuation Day. For each Variable Sub-account, the Accumulation Unit value for a given Valuation Period is based on the net asset value of a share of the corresponding Portfolio. Therefore, the Accumulation Units will fluctuate in value from day to day based on the investment experience of the corresponding Portfolio and the Separate Account Value will increase or decrease to reflect the investment performance of the corresponding Portfolio. The Separate Account Value also reflects expenses borne by the Portfolio and the deduction of certain charges. The determination of Variable Sub-account Accumulation Unit values is described in detail in the Statement of Additional Information.

Minimum Contract Value. A minimum Contract Value of $2,000 for Non-qualified Contracts must be maintained during the Accumulation Period. If you fail to maintain the minimum Contract Value and no premium payments have been made in the past two years, then we may cancel the Contract and return the Contract Value less any applicable fees to you in one lump sum. We will send a 90 day notice to the most current address you have given us before we cancel your contract. If you make sufficient premium payments to restore the Contract Value to at least the minimum Contract Value within 90 days of the date of notice, the Contract will not be cancelled.

Transfers

You can transfer Contract Value to or from Interest Rate Guarantee Periods of the Capital Developer Account and/or any Variable Sub-account of the Separate Account, within certain limits, as described below. We do not permit transfers into the DCA Fixed Account. We reserve the right to restrict the transfer privilege in any way. We must receive your transfer request at our Variable Annuity Service Center before a transfer will be effected.

We only make transfers on days when we and the New York Stock Exchange are open for business. If we receive your request on one of those days, we will make the transfer that day. Otherwise, we will make the transfer on the first subsequent day on which we and the New York Stock Exchange are open.

Transfers during the Accumulation Period are subject to the following provisions:

- There is no limit to the number of transfers that can be made. No fee is imposed on the first 15 transfers in each Contract Year during the Accumulation Period, but a fee equal to $10 may be imposed for each transfer in excess of 15 during any Contract Year. Although we reserve the right to impose the $10 fee, we currently have no plans to do so. We will provide at least 30 days notice of our intention to impose such a fee.
- Transfers from an Interest Rate Guarantee Period that are made within 30 days of the end of the Interest Rate Guarantee Period are not subject to a Market Value Adjustment. All other transfers from Interest Rate Guarantee Periods are subject to a Market Value Adjustment.
- If, after a transfer, the remaining Separate Account Value in the Variable Sub-account from which the transfer was made would be less than $250, we may include that remaining Separate Account Value as part of the transfer.
- The minimum amount you may transfer among the Variable Sub-accounts is $250 or the entire Separate Account Value remaining in the Investment Option. The minimum amount that may be transferred to or from an Interest Rate Guarantee Period of the Capital Developer Account is $1,000.

During the Annuity Period, under any Variable Annuity Option, you (whether you are the Annuitant or not) may transfer Separate Account Value among Variable Sub-accounts, subject to the following provisions:

- There is no limit to the number of transfers that can be made. No fee is imposed on the first 15 transfers in each Contract Year during the Annuity Period, but there may be a charge of $10 for each transfer in excess of 15 during any Contract Year. We reserve the right to charge the fee, however, we currently have no plans to do so. We will provide at least 30 days notice of our intention to impose such fee.
- If, after a transfer, the remaining Separate Account Value in the Variable Sub-account from which the transfer was made is less than $250, we may include that remaining Separate Account Value as part of the transfer.
- The minimum amount you may transfer from a Variable Sub-account is $250 or the entire Separate Account Value remaining in the Variable Sub-account.

Transfers between Variable Sub-accounts during the Annuity Period will be processed based on the formula outlined in the Statement of Additional Information (see "Annuity Period Transfer Formulas").

No transfers of amounts applied to a Fixed Annuity Option are permitted.

Telephone Transfers and Reallocations. You, your authorized representative or a member of your representative's administrative staff may request transfers by telephone of Contract Value or reallocation of premium payments (including allocation changes pursuant to existing Dollar Cost Averaging and Automatic Rebalancing programs), provided we have received the appropriate authorization form. You will be asked to provide us with personal identification information at the time of such request for verification purposes. Although we have procedures that are reasonably designed to reduce the risk of unauthorized telephone transfers or allocation changes, there still exists some risk. Neither the Company, Jefferson Pilot Variable Corporation, nor any of their affiliates are liable for any loss resulting from unauthorized telephone transfers or allocation changes if the procedures have been followed, and you bear the risk of loss in such situation.

Dollar Cost Averaging

Under the Dollar Cost Averaging program, you can instruct us to automatically transfer a specified dollar amount from any Variable Sub-account or the DCA Fixed Account to the Variable Sub-accounts. The

program is not available in connection with the One Year or Seven Year Interest Rate Guarantee Periods of the Capital Developer Account. The automatic transfers can occur monthly or quarterly, and the amount transferred each time must be at least $50. At the time the program begins, your Contract must have a minimum value of $5,000.

Dollar Cost Averaging, an investment method which provides for regular, level investments over time, results in the purchase of more Accumulation Units when the Accumulation Unit Value is low, and fewer Accumulation Units when the Accumulation Unit Value is high. However, there is no guarantee that the Dollar Cost Averaging program will result in a higher Contract Value, protect against loss, or otherwise be successful.

Transfers from the DCA Fixed Account will take place over a 12 month period. We may in the future offer different periods for dollar cost averaging amounts from the DCA Fixed Account. We will only accept new premium payments into the DCA Fixed Account. Amounts may not be transferred into the DCA Fixed Account from the Variable Sub-accounts or the Capital Developer Account. Once we commence the transfers from the DCA Fixed Account into the Variable Sub-accounts you have selected, you may not make any additional premium payments into the DCA Fixed Account.

If your Contract was issued in a state where we are required to return your premium payments if you cancel your Contract during the free look period, we reserve the right to delay commencement of dollar cost averaging transfers until the expiration of the free look period. If the premium payments that are to be used for your dollar cost averaging program will be sent to us at different times, we will hold the funds in the JPVF Money Market Sub-account until we have received all of the payments, at which time we will set your interest rate and begin the dollar cost averaging transfers. If you discontinue the dollar cost averaging program while amounts remain in the DCA Fixed Account, we will transfer this remaining balance to the JPVF Money Market Sub-account unless you indicate otherwise.

You can elect the Dollar Cost Averaging program when purchasing the Contract or at a later date. If you dollar cost average out of a Variable Sub-account, the election can specify that only a certain number of transfers will be made, in which case the program will terminate when that number of transfers has been made. Otherwise, the program will terminate when the amount in the Variable Sub-account equals $250 or less. At any one time, you are allowed to participate in only one dollar cost averaging program utilizing either the DCA Fixed Account or one of the Variable Sub-accounts. There is no charge for this program. Transfers made as part of the Dollar Cost Averaging program do not count toward the 15 free transfers that you are permitted annually under the Contract.

Automatic Rebalancing

An automatic rebalancing program is also available to you. This program provides a method for re-establishing fixed proportions between selected Variable Sub-accounts on a systematic basis. Under this program, the allocation between Variable Sub-accounts will be automatically readjusted to the desired allocation, subject to a minimum of 5% per Variable Sub-account, on a quarterly or annual basis. Transfers made as a result of this program do not count toward the 15 free transfers that you are permitted annually under the Contract. There is currently no fee charged for participation in this program. This program does not guarantee profits nor protect against losses.

You may not elect to have Dollar Cost Averaging and Automatic Rebalancing at the same time. The applicable authorization form must be on file with us before either program may begin. We reserve the right to modify the terms and conditions of these programs upon 30 days advance notice to you.

Surrenders and Partial Withdrawals

Prior to the Maturity Date, you may surrender all (a "Surrender" or "Full Surrender") or withdraw a portion (a "Partial Withdrawal") of the Surrender Value in exchange for a cash payment from us by sending a Request, signed by you, to our Variable Annuity Service Center. The Surrender Value is the Contract Value plus or minus any Market Value Adjustment minus any applicable Surrender Charge, Annual Administrative Fee, and any applicable Premium Taxes.

The proceeds payable upon a Partial Withdrawal will be the Partial Withdrawal amount requested, increased or decreased by applicable Market Value Adjustment and then decreased by any applicable Surrender Charge. For Partial Withdrawals, you must specify the allocation option from which the withdrawal should be taken. If we do not receive allocation instructions from you, we will allocate the Partial Withdrawal proportionately among the Variable Sub-accounts and the Capital Developer Account in the same proportions as you have instructed us to allocate your premium payments.

No Market Value Adjustment is imposed on Surrenders or Partial Withdrawals made from an Interest Rate Guarantee Period during the last 30 days of the Interest Rate Guarantee Period.

The minimum amount that you can withdraw is $250 ($1,000 if the withdrawal is from any Guaranteed Interest Period of the Capital Developer Account) unless we agree otherwise or unless a smaller amount is required to comply with the Code. Qualified Contracts may be subject to required minimum distribution requirements. (See "Certain Federal Income Tax Consequences.") In addition, following any Partial Withdrawal, your remaining Contract Value must be at least $2,000. If the processing of your Partial Withdrawal request would result in a remaining Contract Value of less than $2,000, we may treat your Partial Withdrawal request as a request for a Full Surrender of your Contract, and you will receive the Surrender Value. Following payment of the Surrender Value, your Contract will be cancelled. If the amount requested to be withdrawn or surrendered from an allocation option is greater than the portion of the Contract Value attributable to that allocation option, we will pay you the entire portion of the Contract Value attributable to that allocation option, plus or minus any Market Value Adjustment, minus any Surrender Charge and minus any Annual Administrative Fee and any charge for applicable Premium Taxes that may apply.

The Separate Account Value remaining in any Variable Sub-account immediately following a Partial Withdrawal must be at least $250. The Capital Developer Account Value remaining in an Interest Rate Guarantee Period immediately following a Partial Withdrawal must be at least $1,000. If the processing of your withdrawal request would result in Separate Account Value remaining in a Variable Sub-account of less than $250 or Capital Developer Account Value remaining in an Interest Rate Guarantee Period of less than $1,000, we may treat your withdrawal request as a request for withdrawal of the entire Separate Account Value remaining in the relevant Variable Sub-account or the entire Capital Developer Account Value remaining in the relevant Interest Rate Guarantee Period.

You may Surrender the Contract at any time prior to the Maturity Date by sending a Request to our Variable Annuity Service Center. All of your rights and those of the Annuitant will terminate following a Full Surrender or at any time Partial Withdrawals reduce your Contract Value to zero. After the Maturity Date, no Surrenders or Partial Withdrawals are permitted. (See "Annuity Payment Options.")

Withdrawals and Surrenders will be processed using the Separate Account Value for the Valuation Period during which your Request for Withdrawal or Surrender is received at our Variable Annuity Service Center. We will pay all Partial Withdrawals and Full Surrender requests to you or to any other Payee that you designate within 5 business days (unless you choose a later date) following receipt of your request and all requirements necessary to process the Request at our Variable Annuity Service Center, except as follows:

- *Capital Developer Account*—We reserve the right, when permitted by law, to defer payment of any Partial Withdrawal or Full Surrender from the Interest Rate Guarantee Periods for up to 6 months. We will pay Interest on any amount deferred for 30 days or more at a rate of at least 3.0% per year.

- ◆ *Separate Account*—We reserve the right to defer the payment of any Partial Withdrawal or Full Surrender from the Separate Account as permitted by the Investment Company Act of 1940. Such delay may occur because (i) the New York Stock Exchange is closed for trading (other than usual weekend or holiday closing); (ii) the SEC determines that a state of emergency exists; or (iii) an order or pronouncement of the SEC permits a delay for your protection.

In addition, a premium payment amount is not available to satisfy a Partial Withdrawal or Full Surrender until the check or other instrument by which such premium payment was made has been honored.

Partial Withdrawals (including systematic withdrawals described below) and Surrenders may be taxable and a penalty tax may apply prior to age 59½. (See "Certain Federal Income Tax Consequences.")

Systematic Withdrawal Plan

Under the Systematic Withdrawal Plan, you can instruct us to make automatic withdrawal payments to you monthly, quarterly, semi-annually or annually from a specified Variable Sub-account. The minimum monthly payment is $250, the minimum quarterly payment is $750, the minimum semi-annual payment is $1,500, and the minimum annual payment is $3,000, or the amounts can be the minimum required amounts to comply with qualified plan requirements. The request for systematic withdrawal must specify a date for the first payment, which must be at least 30 but not more than 90 days after the form is submitted. The Surrender Charge will not apply to the first 10% of Contract Value (determined at the time of the Withdrawal) that is withdrawn during a Contract Year. Amounts withdrawn in excess of 10% will be subject to any applicable Surrender Charge. After the seventh Contract Year, amounts withdrawn will no longer be subject to a Surrender Charge. Systematic Withdrawals may not be taken from the Interest Rate Guarantee Periods. Systematic Withdrawals may result in certain tax consequences. (See "Certain Federal Income Tax Consequences.")

Annuity Payments

We will make Annuity Payments beginning on the Maturity Date, provided that the Contract is in force on that date. The Annuity Payment Option and frequency of Annuity Payments may not be changed after Annuity Payments begin. Unless you specify otherwise, the Payee of the Annuity Payments is the Annuitant. The dollar amount of the payments will depend on numerous factors including the Contract Value on the Maturity Date, the type of Annuity and Annuity Payment Option you elected, the frequency of payments you elected, and possibly the age of the Annuitant on the Maturity Date.

Maturity Date. Initially, you select the Maturity Date at the time the application is completed. You may change the Maturity Date from time-to-time, by submitting a Request to us, provided that notice of each change is received by our Variable Annuity Service Center at least 30 days prior to the then-current Maturity Date along with the written consent of any irrevocable Beneficiaries. The latest Maturity Date which may be elected for a Non-qualified Contract, unless otherwise consented to by the Company, is the Annuitant's 85th birthday or the tenth Contract anniversary (whichever is later) and for a Qualified Contract, the date the Annuitant attains age 70½, unless you demonstrate that the minimum required distribution under the Code is being made. If you do not select a Maturity Date, the Maturity Date will be the Annuitant's 85th birthday (for a Non-qualified Contract) or the date the Annuitant attains age 70½ (for a Qualified Contract).

Election of Annuity Payment Option. During your lifetime and that of the Annuitant and prior to the Maturity Date, you may choose an Annuity Payment Option. You may change the option, but a Request specifying a change of option and the written consent of any irrevocable Beneficiary must be received by our Variable Annuity Service Center at least 30 days prior to the Maturity Date. If no election is made at least 30 days prior to the Maturity Date, Annuity Payments will be made as an annuity for the Annuitant's life with Annuity Payments guaranteed for 10 years. (See "Annuity Payment Options," below.) You may not change the Annuity Payment Option after the Maturity Date.

If the Maturity Date is in the first seven Contract Years and if an Annuity Payment Option of less than five years is elected, then the surrender charge will be deducted.

Taxes. All or part of each Annuity Payment will be taxable. (See "Certain Federal Income Tax Consequences.") We may be required by state law to pay a Premium Tax on the amount applied to an Annuity Payment Option and we will deduct a charge for the amount of any such Premium Taxes.

Annuity Payment Options

The Contract provides four Annuity Payment Options which are described below. Three of these are offered as *either* a fixed annuity or a variable annuity (Option I is only available as a fixed annuity). You may elect a fixed annuity, a variable annuity, or a combination of both. If you elect a combination, you must specify what part of the Contract Value is to be applied to the Fixed and Variable Payment Options. Unless you specify otherwise, the Capital Developer Account Value will be used to provide a fixed annuity and the Separate Account Value will be used to provide a variable annuity. Any remaining balance in the DCA Fixed Account will be transferred to the JPVF Money Market Sub-account where it will be used to provide a variable annuity unless you specify otherwise. Variable Annuity Payments will be based on the Variable Sub-account(s) that you select, or on the allocation of the Separate Account Value among the Variable Sub-accounts.

If the amount of the Annuity Payments will depend on the age of the Annuitant, we reserve the right to ask for satisfactory proof of the Annuitant's age. If Annuity Payments are contingent upon the survival of the Annuitant, we may require evidence satisfactory to us that such Annuitant is living. We may delay making Annuity Payments until satisfactory proof is received.

On the Maturity Date, the sum of (i) the Capital Developer Account Value, (ii) the Separate Account Value, and (iii) any remaining balance in the DCA Fixed Account, plus or minus (iv) any Market Value Adjustment to the Capital Developer Account Value, minus (v) any applicable Surrender Charge, minus (vi) any Premium Tax, will be applied to provide for Annuity Payments under the selected Annuity Payment Option.

A fixed annuity provides for Annuity Payments which will remain constant pursuant to the terms of the Annuity Payment Option elected. The effect of choosing a fixed annuity is that the amount of each payment will be set on the Maturity Date and will not change. If a fixed annuity is selected, the Separate Account Value used to provide the fixed annuity will be transferred to the general assets of the Company, and may become subject to the claims of the Company's third party creditors. The Annuity Payments will be fixed in amount by the fixed annuity provisions selected and, for some options, the age of the Annuitant. The fixed annuity payment amounts are determined by applying the annuity purchase rate specified in the Contract to the portion of the Contract Value allocated to the Fixed Annuity Option that you select. However, if the Company's annuity purchase rates in effect on the Maturity Date would result in higher Annuity Payments, then those more favorable rates will be used.

A variable annuity provides for payments that fluctuate or vary in dollar amount, based on the investment performance of your selected allocations to one or more Variable Sub-accounts. The variable annuity purchase rate tables in the Contract reflect an assumed interest rate of 3.0%, so if the actual net investment performance of the Variable Sub-account is less than this rate, then the dollar amount of the actual Variable Annuity Payments will decrease. If the actual net investment performance of the Variable Sub-account is higher than this rate, then the dollar amount of the actual Variable Annuity Payments will increase. If the net investment performance exactly equals the 3.0% rate, then the dollar amount of the actual Variable Annuity Payments will remain constant. You should consult the Statement of Additional Information for more detailed information as to how we determine Variable Annuity Payments.

You may choose to receive Annuity Payments under any one of the Annuity Payment Options described below. In addition, we may consent to other plans of payment before the Maturity Date. Additionally, you may also elect to receive the Contract Value less any applicable Surrender Charge as of the Maturity Date in a lump sum payment.

Note Carefully: Under Annuity Payment Options II and III it would be possible for only one Annuity Payment to be made if the Annuitant(s) were to die before the due date of the second Annuity Payment; only two Annuity Payments if the Annuitant(s) were to die before the due date of the third Annuity Payment; and so forth.

The following Annuity Options are available:

Annuity Payment Option I—*Income for Specified Period (Available as a Fixed Annuity Payment Option only)*—We make Periodic Payments for the period you have chosen. The specified period must be at least 5 years and cannot be more than 30 years.

Annuity Payment Option II—*Life Income*—We make payments for as long as the Annuitant lives with optional guaranteed periods (Life Income with Period Certain).

Annuity Payment Option III—*(1) Joint and Last Survivor Life Income Payments*—We make payments during the joint lifetime of two Annuitants, continuing in the same amount during the lifetime of the surviving Annuitant; or (2) *Joint and 50% or 75% Survivor Annuity*—Payments will be made during the joint lifetime of two Annuitants, continuing during the lifetime of the surviving Annuitant and will be computed on the basis of one-half or three-fourths of the Annuity Payment (or units) in effect during the joint lifetime.

Annuity Payment Option IV—*Special Income Settlement Agreement*—The Company will pay the proceeds in accordance with terms agreed upon in writing by you and the Company.

During the Annuity Period, you may (whether or not you are the Annuitant), upon Request, transfer a portion of any Variable Sub-account to another Variable Sub-account within the Separate Account. (See "Transfers.") However, during the Annuity Period, no Partial Withdrawals or Surrenders are permitted.

A portion or the entire amount of the Annuity Payments may be taxable as ordinary income. If, at the time the Annuity Payments begin, we have not received a proper written election not to have federal income taxes withheld, we must by law withhold such taxes from the taxable portion of such annuity payments and remit that amount to the federal government. (See "Certain Federal Income Tax Consequences.")

Except as otherwise agreed to by you and the Company, Annuity Payments will be payable monthly. If your Contract Value is less than $2,000 (or an amount that would provide monthly Annuity Payments of less than $20 under any Annuity Payment Option) on the Maturity Date, we will pay you a lump sum. We may require proof from the Payee of the Annuitant's survival as a condition of future payments.

In some states, the Contracts offered by this Prospectus contain annuity tables that provide for different benefit payments to men and women of the same age. We will use these sex-distinct tables, where permitted, for Non-qualified Contracts and IRAs. We will use unisex tables for Qualified Contracts (other than IRAs). You may request a copy of these tables from us.

Death Benefit

Death of Contract Owner Prior to Maturity Date. If you die before the Maturity Date, a Death Benefit will be paid to the Beneficiary, if living. The Death Benefit is payable upon our receipt of Due Proof of Death, as well as proof that the death occurred during the Accumulation Period. Upon our receipt of this proof and an election of a Death Benefit Option and return of the Contract, the Death Benefit generally will be payable after we have sufficient information to make the Death Benefit payment(s). If an election by the Beneficiary to receive Annuity Payments as described below under "Payment of Death Benefit to Beneficiary" is not received by us within 90 days following the date we receive Due Proof of Death, the Beneficiary will be deemed to have elected to receive the Death Benefit in the form of a single cash payment on such 90th day.

The determination of the Death Benefit depends upon your Issue Age (age when the Contract was issued). If you die and your Issue Age is less than or equal to age 75, the amount of the Death Benefit is equal to the greatest of:

(A) the sum of all premium payments less any "Adjusted Partial Withdrawals," with interest compounded at 4% per year (However, we will no longer credit this interest beginning on the earlier of (1) the date of your death or (2) the date you reach age 75);

(B) the Contract Value as of the most recent fifth Contract Anniversary occurring while you were living and before your age 75, plus any premium payments and minus any "Adjusted Partial Withdrawals" made since that Contract Anniversary; and

(C) the Contract Value as of the date we have sufficient information to make the Death Benefit payment.

For purposes of (A), above, the Death Benefit will be calculated as of the date of the Contract Owner's death but will never be greater than 200% of all premium payments, less any Partial Withdrawals.

The "Adjusted Partial Withdrawal" for each Partial Withdrawal is the product of (a) times (b) where:

(a) is the ratio of the amount of the Partial Withdrawal to the Contract Value on the date of (but immediately prior to) the Partial Withdrawal; and

(b) is the Death Benefit on the date of (but immediately prior to) the Partial Withdrawal.

If you die and your Issue Age is greater than age 75, the amount of the Death Benefit is equal to the Contract Value on the date we receive Due Proof of Death, election of a payment option, and return of the Contract.

If you are deemed a non-natural person (i.e., a trust or corporation) under Section 72 of the Code, the Death Benefit is payable upon the death of the primary Annuitant. The "primary Annuitant" is that individual whose life affects the timing or amount of Annuity Payments under the Contract. The Death Benefit in such situation is equal to the Contract Value on the date we have received Due Proof of Death of the primary Annuitant, election of a payment option, and return of the Contract.

Payment of the Death Benefit will be in full settlement of our liability under the Contract, and the Contract will be cancelled on the date the Death Benefit is determined and paid.

Death Benefit payments will be made in a lump sum or in accordance with your or the Beneficiary's election, as described below. The Beneficiary may elect to use the lump sum payment to establish an account through our retained asset program ("Performance Plus Account"). The Performance Plus Account allows the Beneficiary to write one or more checks up to the amount of Death Benefit proceeds credited to the account plus any applicable interest. The amount in the Performance Plus Account will earn interest at the floating 13 week U.S. Treasury Bill rate, determined quarterly, from the date the claim is processed until the date the checks are cleared. We guarantee that the interest rate will never be less than an annual rate of 2%, compounded monthly. The Contract Value will be calculated as of the date the we receive Due Proof of Death and all requirements necessary to make the payment at our Variable Annuity Service Center. The Contract will end on such date.

IRS Required Distribution. Federal tax law requires that if you die before the Maturity Date, then the entire value of the Contract must generally be distributed within five years of the date of your death. Special rules may apply to your spouse. Other rules apply to Qualified Contracts. (See "Certain Federal Income Tax Consequences.")

Death of Annuitant Prior to Maturity Date. If you are not the Annuitant and the Annuitant dies prior to the Maturity Date, you may name a new Annuitant. If no new Annuitant is named, you become the new Annuitant.

If you are a non-natural person (i.e., a trust or corporation) for purposes of Code Section 72, then the primary Annuitant's death will be treated as the death of the Contract Owner and will result in payment of the Contract Value. (No enhanced Death Benefit will apply.)

Death of Annuitant on or After Maturity Date. If the Annuitant dies while there are remaining guaranteed Annuity Payments to be made, we will continue to make the remaining guaranteed Annuity Payments to only one of the following, in this order: (1) the named Payee, if any and if living, (2) the Contract Owner, if living, (3) the Beneficiary, if any and if living, and (4) the Contract Owner's estate. Annuity Payments will be paid at least as rapidly as under the Annuity Payment Option in effect at the time of death. However, the recipient of the remaining Annuity Payments can elect to accelerate payment of the remaining Annuity Payments. No amount will be payable to a Beneficiary under any Annuity Payment Option if the Annuitant dies after all guaranteed Annuity Payments have been made.

Death of Contract Owner on or After Maturity Date. If you die after the Maturity Date and before the Annuitant, we will pay any remaining guaranteed Annuity Payments to only one of the following, in this order: (1) any named Payee, if living, (2) any joint Contract Owner, if living, (3) any Beneficiary, if living, (4) the deceased Contract Owner's estate. Annuity Payments will be paid at least as rapidly as under the Annuity Payment Option in effect at the time of death.

Contract Owner's Spouse as Beneficiary. If you die and the Beneficiary is your surviving spouse, your spouse may choose not to receive the Death Benefit and may continue the Contract and become the Contract Owner. The excess, if any, of the Death Benefit over the Contract Value will be added to the Contract Value. In this situation, if you were also the Annuitant, your spouse will be the new Annuitant. If your spouse chooses to continue the Contract, no Death Benefit will be paid because of your death.

Payment of Death Benefit to Beneficiary. Instead of accepting the Death Benefit, the Beneficiary (after your death) can choose by Request to receive Annuity Payments based on his or her life expectancy. Payment under any payment option must be for the

life of the Beneficiary or for a number of years that is not more than the life expectancy of the Beneficiary, at the time of your death (as determined for federal tax purposes), and must begin within one year of your death.

Beneficiary

You may name more than one Beneficiary in the application. You may change a Beneficiary by sending a Request, signed by you, to our Variable Annuity Service Center. When the Variable Annuity Service Center records the change, it will take effect as of the date we received your Request at our Variable Annuity Service Center. You may designate the amount or percentage of the Death Benefit that each Beneficiary receives, either in the application or by a Request, signed by you. If you do not make such a designation, the Death Benefit will be paid in equal shares to each Beneficiary. We will comply with all state and federal laws requiring notification of the change in Beneficiary.

If you die and you have not named a Beneficiary, or your named Beneficiary predeceased you and you did not name a new Beneficiary, your estate will be the Beneficiary. If your Contract is owned by joint owners and one of the joint owners dies, the surviving joint owner will be the deemed Beneficiary. Joint owners are permitted only if they are spouses.

Change of Contract Owner

You may change the Contract Owner while the Annuitant is alive by sending a Request to our Variable Annuity Service Center. The change will be effective on the date we record the Request, but will be subject to any payment made or action taken by us before recording the change. When the change takes effect, all rights of ownership in the Contract will pass to the new Contract Owner. Changing the Contract Owner does not change the Annuitant or the Beneficiary. Changing the Contract Owner may have tax implications (See "Certain Federal Income Tax Consequences"). We will comply with all state and federal laws requiring notification of the change in Contract Owner. The Annuitant named in the application cannot be changed unless that Annuitant dies prior to the Maturity Date.

Restrictions Under the Texas Optional Retirement Program

Section 36.105 of the Texas Educational Code permits participants in the Texas Optional Retirement Program ("ORP") to withdraw their interest in a variable annuity contract issued under the ORP only upon: (1) termination of employment in the Texas public institutions of higher education; (2) retirement; or (3) death. Accordingly, if you are a participant in the ORP, you (or your estate if you have died) will be required to obtain a certificate of termination from the employer or a certificate of death before the Contract can be surrendered.

Restrictions Under Qualified Contracts

Other restrictions with respect to the election, commencement, or distribution of benefits may apply under Qualified Contracts or under the terms of the plan in respect of which Qualified Contracts are issued.

Restrictions Under Section 4O3(b) Plans

Section 403(b) of the Internal Revenue Code provides for tax-deferred retirement savings plans for employees of certain non-profit and educational organizations. In accordance with the requirements of Section 403(b), any Contract used for a 403(b) plan will prohibit distributions of elective contributions and earnings on elective contributions except upon death of the employee, attainment of age 59½, separation from service, disability, or financial hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship.

charges and deductions

We will make certain charges and deductions under the Contract in order to compensate us for incurring expenses in distributing the Contract, bearing mortality and expense risks under the Contract, and administering the Separate Account and the Contracts. The Company may also deduct charges for transfers, Premium Taxes, and other federal, state or local taxes. In addition, certain deductions are made from the assets of the Portfolios for management fees and expenses.

Surrender Charge

We incur expenses relating to the sale of Contracts, including commissions to registered representatives and other promotional expenses. The Surrender Charge, which is a contingent deferred sales charge, is

intended to allow us to recoup these distribution expenses. In connection with a Partial Withdrawal, Full Surrender, annuitization within the first Contract Year, or an Annuity Payment Option of less than five years during the first seven Contract Years, we will impose the Surrender Charge on the amount withdrawn or surrendered, net of any Market Value Adjustment and before any deductions for the Annual Administrative Fee or Premium Taxes. The Surrender Charge is calculated as a percentage of the Contract Value withdrawn, surrendered, or annuitized.

The Surrender Charge schedule is as follows:

Contract Year	1	2	3	4	5	6	7	8+
Surrender Charge	6%	6%	6%	5%	4%	3%	2%	0%

The Surrender Charge will not be applied under the following circumstances:

1. If you cancel the Contract during the free look period.
2. If you choose to annuitize the Contract after the first Contract Year and you choose an Annuity Payment Option of longer than five years.
3. Payment of the Death Benefit.
4. On any Free Surrender Amount. (See below.)
5. To comply with the minimum distribution requirements of the Internal Revenue Code.
6. If, after the Contract Date, you become confined to a hospital or a state-licensed inpatient nursing care facility ("nursing care facility") and meet all of the following conditions:
   (a) You were not confined to a nursing care facility at any time on or before the Contract Date;
   (b) You have been confined to a nursing care facility for at least 30 consecutive days;
   (c) It is medically necessary for you to be confined to the nursing care facility; and
   (d) You send us a Request for a Surrender or Partial Withdrawal along with the Request for waiver of Surrender Charges while you are confined or within 90 days after your discharge from such facility.
7. If you are diagnosed as suffering from an illness that reduces your life expectancy to 12 months or less from the date of diagnosis. We reserve the right to require, at our expense, a second opinion from a physician acceptable to both of us.

We will tell you the amount of Surrender Charge that would be assessed upon a Withdrawal or Surrender upon request. More information about how the Surrender Charge is calculated for Partial Withdrawals and Full Surrenders is in Appendix I. We may waive or reduce the Surrender Charge for Contracts sold to certain groups. (See "Reduction in Charges for Certain Groups.")

We anticipate that the Surrender Charge will not generate sufficient funds to pay the cost of distributing the Contracts.

We guarantee that the aggregate Surrender Charge will never exceed 8.5% of the total premium payments you make under the Contract.

Free Surrender Amount. We impose a Surrender Charge on Partial Withdrawals and Full Surrenders (and certain annuitizations) in the first seven Contract Years. However, you are entitled to withdraw up to 10% of the Contract Value each year without a Surrender Charge. This free surrender amount is equal to 10% of the Contract Value as of the date of the withdrawal, less the sum of free surrender amounts previously taken during the Contract Year, and will not be less than zero. Because the Contract Value may change from day to day, the free surrender amount or any remaining portion thereof may increase or decrease on any day. Any cumulative amount surrendered or withdrawn in excess of the annual free surrender amount during one of the first seven Contract Years is subject to the Surrender Charge, as applicable. Unused free surrender amounts cannot be accumulated and carried from one Contract Year to the next. The free surrender amount does not apply to amounts applied to an Annuity Payment Option.

Mortality and Expense Risk Charge

We impose a daily charge as compensation for bearing certain mortality and expense risks in connection with the Contracts. This charge is 1.25% annually of the daily value of net assets in each Variable Sub-Account. The Mortality and Expense Risk Charge is reflected in the Accumulation Unit value or Annuity Unit value for each Variable Sub-account. The Mortality and Expense Risk Charge will not be deducted with respect to amounts held in the Capital Developer Account.

Contract Values and Annuity Payments are not affected by changes in actual mortality experience nor by actual expenses incurred by the Company.

The mortality risks we assume arise from our contractual obligations to make Annuity Payments. Thus, you are assured that neither the Annuitant's own longevity nor an unanticipated improvement in general life expectancy will adversely affect the Annuity Payments that you will receive under the Contract.

We also bear substantial risk in connection with the Death Benefit. During the Accumulation Period, if your age is less than 75, we will pay a Death Benefit that could be greater than the Contract Value. Otherwise, the Death Benefit is based on the Contract Value. The Death Benefit is paid without imposition of a Surrender Charge or application of the Market Value Adjustment.

The expense risk we assume is the risk that our actual expenses in administering the Contract and the Separate Account will exceed the amount we receive through the Annual Administrative Fee and the Administrative Expense Charge.

Administrative Expense Charge

We deduct a daily charge equal to a percentage of the net assets in each Variable Sub-account for administering the Separate Account. The effective annual rate of this charge is 0.15% of the daily value of net assets in each Variable Sub-account. We guarantee that the amount of this charge will not increase. The Administrative Expense Charge does not apply to any amounts held in the Capital Developer Account.

Annual Administrative Fee

In order to cover the cost of administering your Contract, we deduct an Annual Administrative Fee from the Contract Value of your Contract on the last day of each Contract Year and upon Full Surrender of the Contract. This Annual Administrative Fee is the lesser of $30 or 2% of Contract Value on the last day of the applicable Contract Year. We guarantee that this fee will not increase. We do not anticipate realizing any profit from this charge. The Annual Administrative Fee will be deducted pro rata from your Investment Options in the same proportion that the amount of your Contract Value in each Investment Option bears to your total Contract Value. We will waive the Annual Administrative Fee if, on the last day of that Contract Year, your Contract Value is $30,000 or greater or if 100% of your Contract Value is allocated to the Capital Developer Account. No Annual Administrative Fee is deducted after the Maturity Date.

We may waive or reduce the Annual Administrative Fee for Contracts sold to certain groups. (See "Reduction in Charges for Certain Groups.")

Transfer Charge

We may impose a fee equal to $10 for each transfer in excess of 15 during any Contract Year. Although we reserve the right to impose a $10 fee, we currently have no plans to do so.

Premium Taxes

We may be required to pay Premium Taxes in certain states. Depending upon applicable state law, we will deduct the Premium Taxes if we are required to pay them. This may occur, for example, at the time you pay a premium, Surrender the Contract or make a Partial Withdrawal or when the Contract reaches the Maturity Date or a Death Benefit is paid. We may elect to defer the deduction of Premium Taxes that would otherwise be deducted from premium payments until a later time. Premium Taxes may range from 0% to 3.5% of premium payments or Contract Value.

Federal, State and Local Taxes

No charges are currently made for federal, state, or local taxes other than state premium Taxes. However, we reserve the right to deduct charges in the future for such taxes or other economic burden resulting from the application of any tax laws that we determine to be attributable to the Contracts.

Other Expenses Including Investment Advisory Fees

You indirectly bear the charges and expenses of the Portfolios whose shares are held by the Variable Sub-accounts to which you allocate your Contract Value. The net assets of each Portfolio will reflect deductions in connection with the investment advisory fees and other expenses.

For more information concerning the investment advisory fees and other charges against the Portfolios, see the prospectuses for the Portfolios, current copies of which accompany this Prospectus.

Reduction in Charges for Certain Groups

The Company may reduce or eliminate the Annual Administrative Fee or Surrender Charge on Contracts that have been sold to (1) employees and sales representatives of the Company or its affiliates; (2) customers of the Company or distributors of the Contracts who are transferring existing contract values to a Contract; (3) individuals or groups of

individuals when sales of the Contract result in savings of sales or administrative expenses; or (4) individuals or groups of individuals where premium payments are to be made through an approved group payment method and where the size and type of the group results in savings of administrative expenses.

In no event will reduction or elimination of the Annual Administrative Fee or Surrender Charge be permitted where such reduction or elimination will be unfairly discriminatory to any person.

certain federal income tax consequences

The following is a general description of Federal tax considerations relating to individual owners and individual beneficiaries of the Contract, and is based upon our understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of the continuation of the present Federal income tax laws or the current interpretations by the Internal Revenue Service (the "IRS"). This general discussion does not attempt to describe the tax treatment of the Contract under state or local tax laws.

This general discussion also does not attempt to describe the tax treatment that will apply to:

- foreign owners or beneficiaries
- corporate owners or beneficiaries, or
- trusts that are owners or beneficiaries

This discussion is not intended to be tax advice. Any person concerned about the tax implications of owning a Contract, or receiving distributions from the Contract, should consult a competent tax advisor before initiating any transaction.

The Contract is issued by the separate account of the Company, which is taxed as a life insurance company under the Code. Under existing Federal income tax laws, all investment income and realized and unrealized capital gains (and losses) automatically increase (or decrease) the Accumulation Unit Values of the Contract. If changes in the Federal tax laws, or changes in the IRS's interpretation of the tax laws, result in the Company being taxed on income or gains produced in the Separate Account, then we reserve the right to start imposing charges against any affected contracts in order to provide for payment of those taxes.

You may purchase a Non-qualified Contract or a Qualified Contract. A Contract is a Qualified Contract if purchased by individuals whose premium payments are comprised solely of proceeds from and/or contributions under retirement plans which are intended to qualify as plans entitled to special income tax treatment under Sections 401, 403(b) (Tax-Sheltered Annuity), 408 (Traditional IRA), 408A (Roth IRA), or 457 of the Internal Revenue Code. Information regarding the tax treatment of a Traditional IRA or a Roth IRA is contained in a separate IRA Disclosure Statement available from the Company. The ultimate effect of Federal income taxes on amounts contributed to, held in, or received from a Qualified Contract depends on the type of retirement plan, the tax and employment status of the individual and/or his or her employer, the source of the contributions, and the reason for the distribution. Purchasers of Qualified Contracts should seek competent legal and tax advice regarding the suitability of the Contract for their situation, the applicable requirements, and the tax treatment of the rights and benefits of the Contract. The following discussion assumes that a Qualified Contract is purchased with proceeds from and/or contributions under retirement plans that qualify for the intended special Federal income tax treatment.

If you purchase this Contract as a Non-qualified Contract, it is intended that the Contract will be owned and administered to satisfy the requirements of Sections 72 and 817(h) of the Code. If you purchase this Contract as a Qualified Contract, it is intended that the Contract will be owned and administered to satisfy the requirements of the provisions of the Code that apply to that type of Qualified Contract. The following discussion is based on the assumption that the Contract satisfies whichever Federal income tax rules apply to the Contract.

At the time you pay the initial premium payment, you must specify whether a Non-qualified Contract or a Qualified Contract is being purchased. If your

initial premium payment is derived from an exchange or surrender of another annuity contract, we may require that you provide us with information as to the Federal income tax status of the previous contract. We will require you to purchase separate contracts if you desire to invest monies qualifying for different annuity tax treatment under the Code. We will require the minimum initial premium payment on each Contract. Additional premium payments under your Contract must qualify for the same Federal income tax treatment as your initial premium payment under the Contract. We will not accept an additional premium payment under your Contract if the Federal income tax treatment of such premium payment would be different from that of your initial premium payment.

The investments held for Non-qualified Contracts must be "adequately diversified" in accordance with the requirements of Section 817(h) and Treas. Regs. §1.817-5. The Company intends to, and will be responsible for, complying with these diversification rules. The IRS has stated in several published rulings (the "Investor Control Rulings") that if the owner of the Contract has such control or power over the investments held for the Contract, the owner of the Contract, and not the Separate Account, will be treated as the owner of the underlying assets. The Company believes that it is complying with the Investor Control Rulings so that the Company, and not the owner of the Contract, will be treated as the owner of the underlying assets. We reserve the right to amend or modify the Contract if necessary to comply with any IRS rules or regulations related to diversification or control over investments.

Taxation of Annuities

In General. Section 72 of the Code governs taxation of annuities in general. We believe that if you are an individual (a "natural" person under the tax rules), you will not be taxed on increases in the value of a Non-qualified Contract until a distribution occurs (e.g., Partial Withdrawals, Surrenders, loan or assignment, pledge, gift, or the receipt of Annuity Payments under a payment option). Any change in ownership, assignment, pledge, or agreement to assign or pledge any portion of a Qualified Contract's value generally will be treated as a distribution. The taxable portion of a distribution (in the form of a single lump sum payment or as an annuity) is taxable as ordinary income. Unlike direct investments in mutual funds, no amounts invested in a variable annuity will produce any capital gains or losses.

If the owner of any Non-qualified Contract is not an individual or other "natural" person (e.g., a corporation or a certain type of trust), the owner generally must include in income any increase in the excess of the Contract's value over the "investment in the contract" (discussed below) during the taxable year. There are exceptions to this rule if the non-natural person holds the Contract as agent for a natural person. We reserve the right to not issue a Non-qualified Contract if it will not be owned by a natural person, or by a non-natural person as agent for a natural person.

Possible Changes in Taxation. In past years, legislation has been proposed that would have adversely modified the Federal taxation of certain annuities. Although as of the date of this Prospectus Congress has not passed any legislation regarding the taxation of annuities, there is always the possibility that the tax treatment of annuities could change by legislation or other means (such as IRS regulations, revenue rulings, judicial decisions, etc.). Moreover, it is also possible that any change could apply to your Contract even though it was purchased prior to the change in the tax laws or rules.

Surrenders and Partial Withdrawals from Qualified Contracts. In the case of a Full Surrender or Partial Withdrawal under a Qualified Contract, under Section 72(e) of the Code a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the individual's total account balance under the retirement plan. The "investment in the contract" generally equals the amount of any premium payments paid by or on behalf of any individual with after tax contributions. For certain Qualified Contracts the "investment in the contract" may be zero. As explained in the separate Disclosure Statement for Roth IRAs, special tax rules apply to distributions from Roth IRAs and Roth Conversion IRAs.

Surrenders & Partial Withdrawals from Non-qualified Contracts. Full Surrenders from Non-qualified Contracts are treated as taxable income to the extent that the amount received exceeds the "investment in the contract." Partial Withdrawals from Non-qualified Contracts (including systematic withdrawals) are generally treated as taxable income to the extent that the Accumulation Value (before any Surrender Charges, and including any positive

Market Value Adjustment) immediately before the Partial Withdrawal exceeds the "investment in the contract" at that time.

Annuity Payments. If you elect to receive payments over a period of years, over your life expectancy, or over the life expectancies of yourself and another individual, part of each payment you receive will be a return of your "investment in the contract" and part of each payment will be taxable income. In general, the amount of each payment that is a return of your "investment in the contract" is calculated by dividing your total "investment in the contract" by the total number of expected payments. For example, if your "investment in the contract" is $6,000, and you elect to receive 60 monthly annuity payments, $100 of each payment will be a return of your "investment in the contract" and will not be subject to Federal income taxes ($6,000/60 = $100). If payments are being made over your life expectancy, or the joint life expectancy of you and your spouse, there are IRS tables which are used to determine how many annuity payments are expected to be made. After you have received the expected number of payments, you will have received tax-free your entire "investment in the contract." Any additional payments will be fully taxable. If you die before you have received your entire "investment in the contract" and there are no additional payments after you die, there is a special tax rule that allows a tax deduction for the unrecovered "investment in the contract" on your last income tax return. If some payments continue to your Beneficiary after your death, your Beneficiary can recover any remaining "investment in the contract" over the additional payments being made.

Penalty Tax. For Non-qualified Contracts and for most Qualified Contracts (there are special rules for Roth IRAs) there may be a 10% Federal penalty tax on any premature distributions. The 10% penalty applies only to the portion of the distribution that is treated as taxable income. In general, however, there is no penalty tax on distributions from a Qualified or a Non-qualified Contract:

- made on or after the date on which you attain age 59½;
- made as a result of your death or disability;
- received in substantially equal periodic payments as a life annuity or a joint and survivor annuity for the lives or life expectancies of you and a "designated beneficiary";
- resulting from the direct rollover of the Contract into another qualified contract or individual retirement annuity;
- allocable to investment in a Non-qualified Contract before August 14, 1982;
- under a qualified funding asset (as defined in Code Section 130(d));
- under an immediate annuity (as defined in Code Section 72(u)(4)); or
- which are purchased by an employer on termination of certain types of qualified plans and which are held by the employer until the employee separates from service.

For distributions from Qualified Contracts, in addition to all of the above exceptions to the 10% penalty tax, the following additional exceptions to the penalty may apply on distributions made to:

- an employee after separation from service after age 55 from a retirement plan other than an IRA;
- pay certain uninsured medical expenses;
- certain unemployed individuals to pay health insurance premiums;
- pay for certain higher education expenses; or
- a first-time home buyer ($10,000 lifetime limit).

Death Benefit Proceeds. The Code requires that both Qualified and Non-qualified Contracts make certain distributions if the Owner of the Contract dies. If you die before periodic annuity payments have started, the entire value of the annuity must either (i) be paid out, in full, within five years of your death, or (ii) annuity payments must start within one year of your death. If your surviving spouse is the Beneficiary of the Contract, your spouse has the option of continuing the Contract as if he or she had been the original owner. If you die after periodic annuity payments have started, payments must continue to be made under a method that will distribute the balance in the Contract at least as rapidly as the method being used prior to your death. A non-spousal beneficiary may not elect, or continue to use, a settlement option unless that settlement option will result in distributions that comply with the Code. Amounts distributed because of the death of an Owner are generally included in income under the same rules that apply to distributions to the Owner. Annuities, unlike capital assets owned directly by an individual (e.g., real estate, stocks, bonds), do not receive a step-up in tax basis at the death of the Owner. Therefore, the

investment in the Contract is not affected by the Owner's death.

Gifts and Other Transfers or Exchanges of the Contract. The gift or other transfer of ownership of a Contract may result in certain tax consequences to you, including the immediate taxation of the entire gain in the Contract. You should contact a competent tax advisor to discuss the potential tax effects of any gift, transfer or exchange of a Contract.

Multiple Contracts. All non-qualified deferred annuity contracts that we or our affiliates issue to you during any calendar year are treated as one annuity contract for purposes of determining the amount of income produced by a distribution from one or more of the annuity contracts. The Treasury Department may issue regulations to prevent the avoidance of Section 72(e) through the serial purchase of annuity contracts or otherwise, or to treat the combination purchase of separate immediate and deferred annuity contracts as a single annuity contract. You should consult with a competent tax advisor before purchasing more than one annuity contract in a calendar year.

Withholding. Pension and annuity distributions generally are subject to withholding for the recipient's Federal income tax liability at rates that vary according to the type of distribution and the recipient's tax status. If you have provided the Company with your taxpayer identification number (i.e., your Social Security number), you may elect not to have tax withheld from most distributions. Withholding is mandatory for certain distributions from certain types of Qualified Contracts.

Other Tax Consequences. As noted above, this discussion of the Federal income tax consequences under the Contract is not intended to cover every possible situation. The Federal income tax consequences discussed in this Prospectus reflect our understanding of current law, and the law may change. Federal estate and state and local estate, inheritance, and other tax consequences of ownership or receipt of distributions under the Contract depend on your individual circumstances or those of the recipient of the distribution. You should consult a competent tax advisor for further information.

Qualified Plans. The Contract may be used with several types of qualified plans. No attempt is made to provide detailed information about the use of the Contract with the various types of qualified plans. Contract Owners, Annuitants and Beneficiaries are cautioned that the rights of any person to any benefits under Qualified Contracts may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract. Some retirement plans are subject to distribution and other requirements that are not incorporated into our Contract administration procedures. Owners, Participants and Beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law. The following are brief descriptions of the various types of qualified plans in connection with which we may issue the Contract. Contracts for all types of qualified plans may not be available in all states. When issued in connection with a qualified plan, the Contract will be amended as necessary to conform to the requirements of the Code.

Qualified Pension and Profit Sharing Plans. Sections 401(a) of the Code permits corporate employers to establish various types of retirement plans for employees. The Self-Employed Individuals' Tax Retirement Act of 1962, as amended, commonly referred to as "H.R. 10," permits self-employed individuals to establish qualified plans for themselves and their employees. These retirement plans may permit the purchase of the Contracts to accumulate retirement savings under the plans. Adverse tax or other legal consequences to the plan, to the participant or to both may result if the Contract is assigned or transferred to any individual as a means to provide benefit payments, unless the plan complies with all legal requirements applicable to such benefits prior to transfer of the Contract. If you are considering the purchase of a Contract for use with such a plan, you should seek competent advice regarding the suitability of the proposed plan documents and the Contract to your specific needs.

Individual Retirement Annuities. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity (hereinafter referred to as "Traditional IRA"). Traditional IRAs are subject to limitations on the amount which may be contributed and deducted and the time when distributions may commence. Also, distributions from certain other types of qualified plans may be "rolled over" on a tax-deferred basis into a Traditional IRA. The sale of a Contract for use with

a Traditional IRA is subject to special disclosure requirements of the IRS. Purchasers of a Contract for use with Traditional IRAs will be provided with supplemental information required by the Internal Revenue Service or other appropriate agency. Such purchasers will have the right to revoke their purchase within seven days of the earlier of the establishment of the Traditional IRA or their purchase. You should seek competent advice as to the suitability of the Contract for use with Traditional IRAs. The Internal Revenue Service has not addressed in a ruling of general applicability whether a death benefit provision such as the provision in the Contract comports with Traditional IRA qualification requirements.

Section 408A of the Code permits eligible individuals to contribute to a Roth IRA. Purchasers of a Contract for use with Roth IRAs will be provided with supplemental information required by the IRS or other appropriate agency. Such purchasers will have the right to revoke their purchase within seven days of the earlier of the establishment of the Roth IRA or their purchase. You should seek competent advice as to the suitability of the Contract for use with Roth IRAs. The Internal Revenue Service has not addressed in a ruling of general applicability whether a death benefit provision such as the provision in the Contract comports with Roth IRA qualification requirements.

Tax-Sheltered Annuities. Section 403(b) of the Code permits public school employees and employees of certain types of religious, charitable, educational, and scientific organizations specified in Section 501(c)(3) of the Code to purchase annuity contracts and, subject to certain limitations, exclude the amount of premiums from gross income for tax purposes. However, these payments may be subject to FICA (Social Security) taxes. These annuity contracts are commonly referred to as "Tax-Sheltered Annuities."

Subject to certain exceptions, withdrawals under Tax-Sheltered Annuities which are attributable to contributions made pursuant to salary reduction agreements are prohibited unless made:

- after you attain age 59½,
- after your separation from service,
- because of your death or disability, or
- for an amount not greater than the total of such contributions in the case of hardship.

Section 457 Deferred Compensation ("Section 457") Plans. Under Section 457 of the Code, employees of (and independent contractors who perform services for) certain state and local governmental units or certain tax-exempt employers may participate in a Section 457 plan of their employer allowing them to defer part of their salary or other compensation. The amount deferred and any income on such amount will not be taxable until paid or otherwise made available to the employee. The maximum amount that can be deferred under a Section 457 plan in any tax year is ordinarily one-third of the employee's includable compensation, up to $7,500. Includable compensation means earnings for services rendered to the employer which is includable in the employee's gross income, but excluding any contributions under the Section 457 plan or a Tax-Sheltered Annuity. During the last three years before an individual attains normal retirement age, additional "catch-up" deferrals are permitted.

The deferred amounts will be used by the employer to purchase the Contract. The Contract will be issued to a trust set up by a governmental employer, or by other tax-exempt employer. All Accumulation Values will be subject to the claims of the employer's creditors. The employee has no rights or vested interest in the Contract and is only entitled to payment in accordance with the Section 457 plan provisions. The plans may permit participants to specify the form of investment for their deferred compensation account. Depending on the terms of the particular plan, the employer may be entitled to draw on deferred amounts for purposes unrelated to its Section 457 plan obligations. Present Federal income tax law does not allow tax-free transfers or rollovers for amounts accumulated in a Section 457 plan, except for transfers to other Section 457 plans in certain limited cases. If you are considering the purchase of a Contract for use with such a plan, you should seek competent advice regarding the suitability of the proposed plan documents and the Contract to your specific needs.

alexander hamilton life insurance company of america

The Company, 100 N. Greene St., Greensboro, North Carolina 27401, is a stock life insurance company. It was incorporated under the laws of Michigan on October 31, 1963. It is principally engaged in the sale of life insurance and annuities, and is licensed in Canada, the District of Columbia, and all states except New York. As of December 31, 1999, the Company had assets of over $8.2 billion on a GAAP basis. The Company is wholly-owned by Jefferson-Pilot Corporation, a $ 26.4 billion asset company based in Greensboro, North Carolina. Jefferson-Pilot Corporation is in the insurance business through Jefferson-Pilot Life Insurance Company, Jefferson Pilot Financial Insurance Company, and Jefferson Pilot LifeAmerica Insurance Company, and in the communications business through television and radio stations. The obligations under the Contracts are obligations of the Company.

The Separate Account

The Alexander Hamilton Variable Annuity Separate Account of Alexander Hamilton Life Insurance Company of America (the "Separate Account") was established as a separate investment account under the laws of the State of Michigan on January 24, 1994.

The Company owns the assets of the Separate Account. The Separate Account will not be charged with liabilities arising out of other separate accounts the Company may have or out of any other business of the Company unless the liabilities have a specific and determinable relation to or dependence upon the Separate Account. The Company reserves the right to transfer assets of the Separate Account in excess of the reserves and other Contract liabilities with respect to the Separate Account to the Company's general account. The income, if any, and gains or losses realized or unrealized on each Variable Sub-account are credited to or charged against that Variable Sub-account without regard to other income, gains or losses of the Company. Therefore, the investment performance of any Variable Sub-account should be entirely independent of the investment performance of the Company's general account assets or any other separate account maintained by the Company.

distributor of the contracts

Jefferson Pilot Variable Corporation (formerly Jefferson-Pilot Investor Services, Inc.) is the principal underwriter of the Contracts. Jefferson Pilot Variable Corporation will enter into one or more contracts with various broker-dealers for the distribution of the Contracts. Commissions paid on Contract sales may vary and, in certain circumstances, commissions may be paid in installments over time. Jefferson Pilot Variable Corporation, a wholly owned subsidiary of Jefferson-Pilot Corporation, is a member of the NASD. Its mailing address is One Granite Place, Concord, NH 03301. There may be other underwriters in the future.

In addition to the payment of commissions, we may from time to time pay or allow additional promotional incentives, in the form of cash or other compensation, to broker-dealers that sell variable annuity contracts. In some instances, such other incentives may be offered only to certain broker-dealers that sell or are expected to sell during specified time periods certain minimum amounts of variable annuity contracts. Our payment of promotional incentives is subject to applicable state insurance law and regulation.

voting rights

There are no voting rights associated with the Capital Developer Account Value.

With respect to the Separate Account Value, we are the "shareholder" of the Portfolios and as such, we have certain voting rights. As a general matter, you do not have a direct right to vote the shares of the Portfolios held by the Variable Sub-accounts to which you have allocated your Contract Value. Under current law, however, and prior to the Maturity Date, you are entitled to give us instructions on how to vote those shares on certain matters. We will notify when your instructions are needed. We will also provide proxy materials or other information to assist you in understanding the matters being voted on. We will determine the number of shares for which you may give voting instructions as of the record date set by the relevant Portfolio holding the shareholder meeting. The number of votes that you have the right to instruct will be calculated separately for each Variable Sub-account. The number of votes that you have the right to instruct for a particular Variable Sub-account will be determined by dividing your Contract Value in the Variable Sub-account by the net asset value per share of the corresponding Portfolio in which the Variable Sub-account invests. Fractional shares will be counted.

After the Maturity Date, the person receiving Annuity Payments has the voting interest, and the number of votes decreases as Annuity Payments are made and as the reserves for the Contract decrease. The person's number of votes will be determined by dividing the reserve for the Contract allocated to the applicable Variable Sub-account by the net asset value per share of the corresponding Portfolio. Fractional shares will be counted.

If you send us written voting instructions, we will follow your instructions in voting the Portfolio shares attributable to your Contract. If you do not send us written instructions, we will vote the shares attributable to your Contract in the same proportions as we vote the shares for which we have received instructions from other Contract Owners. Shares held by the Company or its affiliates in which you or other persons entitled to vote have no beneficial interest may be voted by the shareholder thereof (the Company or its affiliates) in its sole discretion.

We reserve the right to restrict or eliminate any of your voting rights when we are permitted by law to do so.

The above description reflects our view of currently applicable law. If the law changes or our interpretation of the law changes, we may decide that we are permitted to vote Portfolio shares without obtaining voting instructions from our Contract Owners and we may elect to do so.

additional information about the separate account

Addition, Deletion, or Substitution of Investments

We reserve the right to transfer assets of the Separate Account, which we determine to be associated with the class of policies to which the Contract belongs, to another separate account. If this type of transfer is made, the term "Separate Account," as used herein, shall then mean the separate account to which the assets were transferred.

We further reserve the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held in the Separate Account or that the Separate Account may purchase. If the shares of a Portfolio are no longer available for investment or if in our judgment further investment in any Portfolio should become inappropriate in view of the purposes of the Separate Account, we may redeem the shares, if any, of that Portfolio and substitute shares of another Portfolio or of another registered open-end management investment company. We will not substitute any shares attributable to a Contract's interest in a Variable Sub-account of the Separate Account without notice and prior approval of the SEC and state insurance authorities, if required by law.

We also reserve the right to establish additional Variable Sub-accounts of the Separate Account, each of which would invest in shares corresponding to a new investment portfolio of the existing Funds or in shares of another investment company. Subject to

applicable law and any required SEC approval, we may, in our sole discretion, establish new Variable Sub-accounts, eliminate one or more Variable Sub-accounts, or combine Variable Sub-accounts if marketing needs, tax considerations or investment conditions warrant. Any new Variable Sub-accounts may be made available to existing Contract Owners on a basis to be determined by the Company.

If any of these substitutions or changes are made, we may by appropriate endorsement change the Contract to reflect the substitution or change. If we deem it to be in the best interest of Contract Owners and Annuitants, and subject to any approvals that may be required under applicable law, the Separate Account may be operated as a management investment company under the 1940 Act; it may be deregistered under the Act if registration is no longer required; or it may be combined with other separate accounts of the Company. Further, we reserve the right, when permitted by law, to manage the Separate Account under the direction of a committee at any time. We will notify you of our intent to exercise any such reserved rights with respect to the Separate Account. You will have thirty-one (31) days after you receive any such notification to accept or reject the change(s) described therein. If you choose not to accept such change(s), you may request to cancel your Contract and receive the Surrender Value.

Performance Data

From time-to-time we may use the yield of the JPVF Money Market Variable Sub-account and total returns of other Variable Sub-accounts in advertisements and sales literature. Performance data is not intended to and does not indicate future performance.

JPVF Money Market Variable Sub-account Yield. The yield of the JPVF Money Market Variable Sub-account refers to the annualized income generated by an investment in that Variable Sub-account over a specified seven-day period. The yield is "annualized" by assuming that the income generated for that seven-day period is generated each seven-day period over a 52-week period and is shown as a percentage of that investment. The effective yield is calculated similarly but, when annualized, the income earned by an investment in that Variable sub-account is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

Other Variable Sub-account Yield. We may from time-to-time advertise or disclose the current annualized yield of one or more of the Variable Sub-accounts of the Separate Account (except the JPVF Money Market Variable Sub-account) for 30-day periods. The annualized yield of a Variable Sub-account refers to income generated by the Variable Sub-account over a specific 30-day period. Because the yield is annualized, the yield generated by a Variable Sub-account during the 30-day period is assumed to be generated each 30-day period over a 12-month period. The yield is computed by: (i) dividing the net investment income of the Variable Sub-account less Variable Sub-account expenses for the period, by (ii) the maximum offering price per unit on the last day of the period times the daily average number of units outstanding for the period, (iii) compounding that yield for a 6-month period, and (iv) multiplying that result by 2. Expenses attributable to the Variable Sub-account include (i) the Annual Administrative Fee, (ii) the Mortality and Expense Risk Charge and (iii) the Administrative Expense Charge.

Because of the charges and deductions imposed by the Separate Account, the yield for a Variable Sub-account of the Separate Account will be lower than the yield for its corresponding Portfolio. The yield calculations do not reflect the effect of any Surrender Charge or Premium Taxes that may be applicable to a particular Contract. The yield on amounts held in the Variable Sub-accounts of the Separate Account normally will fluctuate over time. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. A Variable Sub-account's actual yield is affected by the types and quality of its investments and its operating expenses.

Total Return. Total returns for the Sub-accounts may be calculated pursuant to a standardized formula or in non-standardized manners. The standardized total return of the Variable Sub-accounts refers to return quotations assuming an investment has been held in the Variable Sub-account for various periods of time including, but not limited to, one year, five years, and ten years (if the Variable Sub-account has been in operation for those periods), and a period measured from the date the Variable Sub-account commenced operations. The total return quotations will represent the average annual compounded rates of return that would equate an initial investment of $1,000 to the redemption value of that investment as of the last day of each of the periods for which total

return quotations are provided. Accordingly, the total return quotations will reflect not only income but also changes in principal value (that is, changes in the Accumulation Unit values), whereas the yield figures will only reflect income. In addition, the standardized total return quotations will reflect the Surrender Charge imposed on Partial Withdrawals and Full Surrenders, but the standardized yield figures will not.

In addition, we may from time-to-time also disclose total return in non-standard formats and cumulative total return for the Variable Sub-accounts. The non-standard average annual total return and cumulative total return would not reflect the Surrender Charge, which if reflected would lower the performance figures for periods of less than seven years.

We may from time-to-time also disclose standard total returns and non-standard total returns for the Variable Sub-accounts based on or covering periods of time other than those indicated above. All non-standard performance data will only be disclosed if the standard total return is also disclosed. For additional information regarding the calculation of performance data, please refer to the Statement of Additional Information.

Performance Comparisons. From time-to-time, in advertisements, sales literature, or in reports to you, we may compare the performance of the Variable Sub-accounts to that of other variable accounts or investment vehicles with similar investment objectives or to relevant indices published by recognized mutual fund or variable annuity statistical rating services or publications of general variable annuity statistical rating services or publications of general interest such as Forbes or Money magazines. For example, a Variable Sub-account's performance might be compared to that of other accounts or investments with a similar investment objective as compiled by Lipper Analytical Services, Inc., VARDs, Morningstar, Inc., or by others. In addition, a Variable Sub-account's performance might be compared to that of recognized stock market indicators including, but not limited to, the Standard & Poor's 500 Stock Index (which is a group of unmanaged securities widely regarded by investors as representative of the stock market in general) and the Dow Jones Industrial Average (which is a price-weighted average of 30 large, well-known industrial stocks that are generally the leaders in their industry). Performance comparisons should not be considered representative of the future performance of a Variable Sub-account.

General. Performance data may also be calculated for shorter or longer base periods. The Separate Account may use various base periods as may be deemed necessary or appropriate to provide investors with the most informative performance data information, depending on the then-current market conditions.

Performance will vary from time-to-time, and historical results will not be representative of future performance. Performance information may not provide a basis for comparison with other investments or other investment companies using a different method of calculating performance. A Portfolio's total returns should not be expected to be the same as the returns of other portfolios, whether or not both funds have the same portfolio managers and/or similar names. Current yield is not fixed and varies with changes in investment income and Accumulation Unit values. The JPVF Money Market Variable Sub-account yield will be affected if it experiences a net inflow of new money which it invests at interest rates different from those being earned on its then-current investments. An investor's principal in a Variable Sub-account and a Variable Sub-account's return are not guaranteed and will fluctuate according to market conditions. Also, as noted above, advertised performance data figures will be historical figures for a Contract during the Accumulation Period.

Company Ratings

We may from time-to-time publish (in advertisements, sales literature and reports to you) the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Standard & Poor's, Duff & Phelps, and Fitch Investors Services. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability and should not be considered as bearing on the investment performance of assets held in the Separate Account. Each year the A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect A.M. Best Company's current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. In addition, our claims-paying ability as measured by Standard and Poor's Insurance Ratings Services, Duff & Phelps, or Fitch Investors Services may be referred to in such advertisements, sales literature, or reports. These ratings are opinions regarding our financial capacity to meet the obligations of our insurance and annuity

policies in accordance with their terms. Such ratings do not reflect the investment performance of the Separate Account or the degree of risk associated with an investment in the Separate Account.

general contract provisions

Entire Contract

The entire contract consists of the Contract, any attached riders and endorsements, and the attached copy of the application. Only the Company's President, or one of its Executive Vice Presidents may change the Contract. The change must be in writing. No change will be made in the Contract unless you agree to it in writing. No agent is authorized to change the Contract or to change or waive any provisions of the Contract.

Reliance on Information Provided in Application

In issuing the Contract, we will rely on the statements made in the application. We deem all such statements to be representations and not warranties. We assume that these statements are true and complete to the best of the knowledge and belief of those who made them. We will not use any statement made in connection with the application to void the Contract unless that statement is a material misrepresentation and is part of the application.

Variations in Contract Provisions

Certain provisions of your Contract may vary from the descriptions in this Prospectus in order to comply with different state laws. Any such variations will be included in your Contract or in riders or endorsements to your Contract.

The Company's Ability to Contest the Contract

We will not contest the Contract from the Contract Date.

Measurement of Dates

Contract Years, Quarters, Months, and Anniversaries are measured from the Contract Date, except where otherwise specified.

Calculation of Age

References in the Contract to a person's age on any date refer to his or her age on that person's last birthday.

Misstatement of Age

If the age of the Annuitant has been misstated, any amount payable under the Contract will be what would have been purchased at the correct age. If payments were made based on incorrect age, we will increase or reduce a later payment or payments to adjust for the error. Any adjustment will include interest, at 6.0% per year, from the date of the wrong payment to the date the adjustment is made.

Assignment of the Contract

While the Annuitant is living, and except for Qualified Contracts, you may assign the Contract or any interest you have in it. Any irrevocable Beneficiary must agree to the assignment. If there is a joint Contract Owner, the joint Contract Owner must agree to any assignment. Your interest, and anyone else's, will then be subject to that assignment. As Contract Owner, you still have the rights of ownership that you have not assigned.

An assignee cannot change the Contract Owner, Annuitant or Beneficiary, and may not elect an alternative payment option. Any amount payable to the assignee will be made in one lump sum.

To assign the Contract, you must provide us with a copy of the assignment. We are not responsible for the validity of any assignment. An assignment will be subject to any payment previously made by us or any other action we may take before recording the assignment.

State law such as those governing marital property may affect your ability to encumber the Contract.

Nonparticipating

The Contract is nonparticipating and will not share in any surplus earnings of the Company. No dividends are payable on the contract.

Non-Business Days

If the due date for any activity required by the Contract falls on a non-business day for the Company, performance will be rendered on the first business day following the due date.

Regulatory Requirements

All interest guarantees, surrender benefits, and amounts payable at death will not be less than the minimum benefits approved under the laws and regulations of the state in which the Contract is delivered.

We will administer the Contract in accordance with the U.S. tax laws and regulations in order to retain its status as an annuity contract.

The Contract is deemed to include all state and federal laws that apply.

legal proceedings

We are not involved in any litigation that is of material importance in relation to our general account assets.

In addition, there are no legal proceedings to which the Separate Account is a party.

available information

We have filed a registration statement (the "Registration Statement") with the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933 relating to the Contracts offered by this Prospectus. This Prospectus has been filed as part of the Registration Statement and does not contain all of the information set forth in the Registration Statement. Reference is hereby made to such Registration Statement for further information relating to the Company and the Contracts. The Registration Statement may be inspected and copied at the public reference facilities of the SEC at Room 1024, 450 Fifth Street, N.W, Washington, D.C. 20549. Copies of such materials also can be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W, Washington, D.C. 20549, (telephone no. 202-942-8090), at prescribed rates or may be found at the SEC's Web Site at http://www.sec.gov.

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statement of additional information

A Statement of Additional Information is available (at no cost) which contains more details concerning the subjects discussed in this Prospectus. The following is the Table of Contents for that Statement:

TABLE OF CONTENTS